Exhibit 99.2

Genetic Technologies Limited ABN: 17 009 212 328 Annual Report for the year ended 30 June 2019

Genetic Technologies Limited (ASX:GTG) Contents Corporate Directory 4 Chief Executive Officer’s Letter 5 Directors Report 6 Auditor’s Independence Declaration 23 Corporate Governance Statement 24 Financial Report - 30 June 2019 25 Consolidated Statement of Profit or Loss and Other Comprehensive Income 26 Consolidated Balance Sheet 27 Consolidated Statement of Changes in Equity 28 Consolidated Statement of Cash Flows 29 Notes to the Financial Statements 30 Directors' Declaration 67 Independent Auditor's Report to the Members 68 Shareholder Information 73 2

Annual Report 3

Genetic Technologies Limited (ASX:GTG) Corporate Directory Directors Dr Paul Kasian (resigned September 24, 2019) Former Executive Chairman and Former interim Chief Executive Officer Dr Lindsay Wakefield Non-Executive Director Dr Jerzy Muchnicki Executive Director and interim Chief Executive Officer Mr Peter Rubinstein Non-Executive Director Mr Xue Lee (resigned on 9 July 2019) Non-Executive Director Mr. Nicholas Burrows (appointed on 2 September 2019) Non-Executive Director Secretary Mr Justyn Stedwell Registered office and principal place of business 60-66 Hanover Street (PO Box 115) Fitzroy VIC 3065 Australia Telephone: +61 (0)3 8412 7000 Facsimile: +61 (0)3 8412 7040 Share register Computershare Investor Services Pty Limited 452 Johnston Street Abbotsford VIC 3067 Australia Telephone: +61 0(3) 9415 5000 Facsimile: +61 0(3) 9473 2500 Auditor PricewaterhouseCoopers 2 Riverside Quay Southbank VIC 3066 Australia Telephone: +61 (0)3 8603 1000 Facsimile: +61 (0)3 8603 1999 Bankers National Australia Bank Level 2, 151 Rathdowne Street Carlton VIC 3053 Stock exchange listing Stock exchange listings Genetic Technologies Limited shares are listed on the Australian Securities Exchange (ASX: GTG) and NASDAQ (GENE) Website www.gtglabs.com 4

Annual Report Chief Executive Officer’s Letter Dear Shareholder, On behalf of the Board of Genetic Technologies Limited (GTG or the Company), I am pleased to present this year’s annual report. We remain committed to our mission of developing and commercialising genetic risk assessment technologies for physicians and individuals for the prevention and early detection of chronic disease. In line with this, we have progressed our go-to-market GeneType programs:  GeneType for Breast Cancer: GeneType for Breast Cancer is now launched. By increasing the range of risk factors analysed, the test provides world-leading, clinically actionable insight for medical practitioners and genetic counsellors representing approximately 95% of women.  GeneType for Colorectal Cancer: GTG’s first-to-market genetic risk assessment test for colorectal cancer is also now launched. Further Gene Type genetic risk assessment tests for cardiovascular disease, type 2 diabetes, prostate cancer and melanoma are progressing and anticipated to be launched before end of 2020. We have worked hard to build on our scientific leadership and maintain our standing as a global leader in genomics by investing in our own research capabilities and by forming partnerships with experts from world class organisations in Australia and the US. It’s our international scientific leadership that makes the Company’s dual-listing on the ASX and Nasdaq so important. The Company raised US$1.2 million in May 2019 with foreign institutional and sophisticated investors. We have forged and maintain a strong and ongoing relationship with AEGIS our key broker in the US, along with advisors in the US and Australia. Corporate activities aligned to our strategic vision that have progressed include:  Operational establishment in China: GTG continues to explore China FDA approval for the Company’s new and growing portfolio of genetic risk assessment tests. With over 4 million new cases of cancer are diagnosed in China every year, and a government committed to providing cost-effective healthcare to more than 1.5 billion people, China is a core market for the Company  Collaboration Agreement with The Translational Genomics Research Institute of Phoenix, Arizona USA: GTG has announced with this well-established biomedical research institute in Arizona to develop a Clinical Utility Study as the first stage in the ongoing collaboration. The Company entered into two exploratory agreements through the year, one with Swisstec and one with Blockshine Health Pty Ltd. Both failed to progress to commercial success and the Company has switched focus back to its core business and strategy. Given the Company’s commercialisation mandate there is a focus to constrain costs to future activities that align to its vision. Expenditure on compliance related matters was elevated in the last few months of the financial year and will continue at this level until at least the end of September 2019. These costs relate to legal support required for ASX and NASDAQ matters, as well as the Company’s planned Extraordinary General Meeting to refresh the Placement Capacity of the Company. Subsequent to the year end, the Company appointed Mr. Nicholas Burrows as Non-Executive Independent Director and we welcome his experience. Our broader team have been integral to this year’s performance. Their passion and commitment is second to none and I thank them for their contribution throughout the year. The Board and l are excited about our future. We are looking forward to progressing our business and in 2020 seeing the results of our go-to-market programs. Dr Jerzy Muchnicki Interim Chief Executive Officer Genetic Technologies Limited 5

Genetic Technologies Limited (ASX:GTG) Directors’ Report Your directors present their report on the consolidated entity consisting of Genetic Technologies Limited and the entities it controlled at the end of, or during, the year ended 30 June 2019. Throughout the report, the consolidated entity is referred to as the group. The attached annual report for the year ended 30 June 2019 contains an independent auditor’s report which highlights the existence of a material uncertainty that may cast significant doubt about the Group’s ability to continue as a going concern. For further information, refer to Note 1 to the financial statements, together with the auditor’s report. Review of operations Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”), a diversified molecular diagnostics company is pleased to provide an Operational Update for the period ending 30 June 2019 and including events up until 30 June 2019, together with the attached annual report. GTG’s Genetic Test Products GeneType for Breast Cancer: GeneType for Breast Cancer is now launched. By increasing the range of risk factors analysed, the test provides world-leading, clinically actionable insight for medical practitioners and genetic counsellors representing approximately 95% of women. World-leading Colorectal cancer test - GeneType for Colorectal Cancer: GTG’s first-to-market genetic risk assessment test for colorectal cancer is also now launched. This is the first of a suite of ground-breaking new products GTG will deliver in the next 12 months. Further genetic risk assessment tests under development:     Cardiovascular Disease - target launch late 2019 Type 2 Diabetes - target launch late 2019 Prostate Cancer - 2020 Melanoma - 2020 Collaboration Agreement signed with The Translational Genomics Research Institute (TGen) of Phoenix, Arizona USA GTG has announced that it has established an MoU with TGen. TGen is an Arizona-based, non-profit biomedical research institute dedicated to conducting ground-breaking research with life-changing results. TGen works to unravel the genetic components of common and complex diseases, including cancer, neurological disorders, infectious disease, and rare childhood disorders. TGen is affiliated with City of Hope in Duarte, California, a world-renowned independent research and treatment center for cancer, diabetes and other life-threatening diseases. On September 23, 2019, the Company announced the signing of a three-year collaboration agreement with Translational Genomics Research Institute (TGen) of Phoenix, Arizona USA. The agreement includes cooperation in the design feasibility analysis of clinical research studies to support the clinical application of GTG’s polygenic risk tests and identification of appropriate clinical partners to participate in the studies. The Parties have agreed to focus on a Clinical Utility Study as the first stage in the ongoing collaboration. This Study will be undertaken with TGen’s extensive network of cancer centre clinicians. 6

Annual Report The Company anticipates advising the market of further details in the near future. Over time, the collaboration will be wide in scope covering:     Distribution Channels Reimbursement Strategy Further Research Potential for Establishment of New Laboratory Facility Key features include that GTG and TGen will cooperate in the development of a commercialisation strategy and infrastructure development for a suite of polygenic risk tests to be made available in the US market and establish any required fund-raising mechanisms. GTG continues to explore operational expansion in China GTG continues to explore China FDA approval for the Company’s new and growing portfolio of genetic risk assessment tests. The Chinese market is now the second biggest single healthcare market outside the United States. Over 4 million new cases of cancer are diagnosed in China every year. Breast cancer is increasing at a rate of over 3.5% each year. GTG’s market entry into China aligns with the government’s Healthy China 2030 initiative that seeks to provide cost-effective healthcare to more than 1.5 billion people. Disease prevention is critical to cost control as treatments for early stage disease carry a lower cost and result in better health outcomes. GTG is now becoming more actively involved with Chinese healthcare providers and is working with a significant US based Asian medical distribution network expert. More announcements regarding GTG’s Chinese activities are expected over coming months. Capital - a successful US capital raise On 23 May 2019, the Company announced it had placed 1,476,143 American Depository Shares (ADSs) of the Company at an issue price of USD$0.80 per ADR with foreign institutional and sophisticated investors introduced by the Company's broker in the United States, Aegis Capital Corp. GTG is pleased that it has established a strong and ongoing relationship with AEGIS and also with its Investor Relations advisors in the US and Australia. Extraordinary General Meeting (EGM) - set down for 26 September 2019 The Company held an EGM in Melbourne on 26 September 2019. The business for the meeting was entirely focused on refreshing the Company’s placement capacity following successful capital raising activities undertaken in Australia by Kentgrove Capital and in the US by AEGIS. All resolutions were passed. NASDAQ ADR Repricing (reverse split / consolidation) The Company successfully completed a 4 for 1 consolidation of its US ADRs on 15 August 2019. As a result, 600 GTG shares now equate to 1 GENE ADR (formerly 150 GTG:1 GENE). Management Update GTG provides the following update regarding the composition of the Executive Management Team. Chief Financial Officer The Company announced that Mr Phillip Hains was appointed CFO of GTG on 15 July 2019. Mr Hains has an extensive background working in ASX and NASDAQ finance positions. Company Secretary The Company announced that Mr Justyn Stedwell was appointed Company Secretary on 15 July 2019. Mr Stedwell is a professional Company Secretary consultant with over 12 years’ experience acting as a Company Secretary of ASX listed companies across a wide range of industries. Former Chief Financial Officer / Chief Operating Officer and Company Secretary The Company’s former CFO/COO and Company Secretary Mr Paul Viney continues in a consulting capacity to ensure recent strategic momentum is maintained and to assist with Investor Relations matters, particularly in the US. 7

Genetic Technologies Limited (ASX:GTG) Financial Snapshot Operational cash spend for the quarter continues to be constrained - reflecting the Company’s strong cost focus and attention to delivering upon its research and development mandate. Expenditure on compliance related matters was elevated in the last few months of the financial year and will continue at this level until at least the end of September 2019. These costs relate to legal support required for ASX and NASDAQ matters, as well as the Company’s planned Extraordinary General Meeting to refresh the Placement Capacity of the Company. The Company’s cash receipts remained low as expected during this time of strategic transition, as investment in R&D, development of new product and distribution channels represent the major strategic and budgetary priorities for the Company. Shareholders can expect costs to remain contained during the remainder of 2019 and to see GTG focus strongly on product development and the establishment of distribution relationships in the US and Asia. There are conditions that exist which raise doubts over the Company’s position as a going concern entity which has been further elaborated on Note 1 of the report. Significant changes in the state of affairs Significant changes in the state of affairs of the group during the financial year were as follows.  The Company has renewed the lease agreement for its Fitzroy premises in Melbourne for a further period of 3 years from 1 September 2018 to 31 August 2021. The Company has also entered into a 2 year lease for new premises in Charlotte, North Carolina, commencing 23 July 2018 to 31 July 2020.  An agreement with Blockchain Global Limited (“BCG”) was entered into on 2 August 2018. The Agreement formalizes the non-binding terms sheet that was entered into between the parties on 2 February 2018, which outlined a proposed strategic alliance with respect to the provision of a suite of blockchain opportunities to the Company, with the proposed issue of 486,000,000 shares to BCG in 3 tranches subject to the achievement of certain milestone. During the financial year no shares were issued to Blockchain Global Limited.  On 8 August 2018, the Company executed an Equity Placement Facility with Kentgrove Capital Pty Ltd. Under the Facility, Kentgrove Capital may provide the Company with up to A$20 million of equity capital in a series of individual placements of up to $1 million (or a higher amount by mutual agreement) over the next 20 months. Following the execution of the Facility and under a Prospectus as lodged with ASIC, the Company has issued: o 12,500,000 Options, exercisable at $0.0153 each, expiring 3 years after issue (Establishment Options), to Kentgrove Capital Pty Ltd in its capacity as trustee of the Kentgrove Capital Growth Fund (Kentgrove) (Option Offer). 8,833,100 Shares (Establishment Shares) to Kentgrove in lieu of payment of an Establishment Fee (Establishment Share Offer). 100,000,000 Shares (Collateral Shares) to Kentgrove as security for the Company's obligations under the equity placement facility with Kentgrove. o o  At the end of the year ended 30 June 2019, Genetic Technologies HK Limited has 100% ownership of Hainang Aocheng Genetic Technologies Co. Limited. Events since the end of the financial year  The Company appointed Mr. Nick Burrows as Non-Executive Independent Director to the board on 2 September 2019.  On 2 August, 2019, the Company announced a ratio change on the ADR program from 1 ADS representing 150 Ordinary Shares to a new ratio of 1 ADS representing 600 Ordinary Shares. The ratio change will result in a reverse split on Genetic Technologies ADSs on the basis of 1 ADS for 4 old ADS held. The Ordinary Shares of Genetic Technologies Limited will not be affected by this change in the ADS to ordinary shares ratio.  On July 11, 2019, the Company announced the appointment of a new Company Secretary in form of Mr. Justyn Stedwell and appointed a new Chief Financial Officer of the Company in form of Mr. Phillip Hains. These appointments replace roles performed by Mr. Paul Viney due to his departure which was announced during the same month. 8

Annual Report  On September 24, 2019, the Company announced resignation of Dr. Paul Kasian (current Chairman and interim Chief Executive Officer) with immediate effect with Dr. George Muchnicki taking up the role of the interim Chief Executive Officer.  On September 23, 2019, the Company announced the signing of a three-year collaboration agreement with Translational Genomics Research Institute (TGen) of Phoenix, Arizona USA. The agreement includes cooperation in the design feasibility analysis of clinical research studies to support the clinical application of GTG’s polygenic risk tests and identification of appropriate clinical partners to participate in the studies. Environmental regulation The group is not affected by any significant environmental regulation in respect of its operations. Information on directors Dr Lindsay Wakefield, MBBS (Non-Executive) Experience and expertise Dr Wakefield was appointed to the Board on 24 September 2014. He started Safetech in 1985 and over the next 25 years Safetech became a force in the Australian material handling and lifting equipment market, designing and manufacturing a wide range of industrial products. In 1993, he left Medicine to become the fulltime CEO of the Company. In 2006 Safetech was awarded the Telstra Australian National Business of the Year. In 2013 Safetech merged and ultimately acquired Tieman Materials Handling. Dr. Wakefield continues as the CEO of the Company. It is Australia’s largest manufacturer and supplier of dock equipment, freight hoists and custom lifting solutions. Safetech employs approximately 100 people. Dr. Wakefield has been a Biotech investor for more than 20 years. Other current listed directorships Safetech Pty Ltd Wakko Investments Pty Ltd Former listed directorships in last 3 years None Special responsibilities Chairman of the Remuneration Committee Interests in shares and options Shares: 8,325,263 Unlisted Performance Rights: 3,750,000 Unlisted Options: Nil 9

Genetic Technologies Limited (ASX:GTG) Dr Jerzy (George) Muchnicki (Interim Chairman and Chief Executive Officer) Experience and expertise Dr Muchnicki was appointed to the Board on 31 January 2018 and has also been appointed to the role of part time Business Development Director. George graduated from Monash University having held positions in private practice for some 25 years to head of student health at Melbourne University. For the past 14 years he has been mostly involved in commercialisation and funding R&D in the biotechnology sector from gene silencing to regenerative medicine. Dr Muchnicki brings with him strong commercial and medical skills, including broad interests in software development, blockchain and sustainable building materials. He is a co-founder and Non-Executive Director of Speed Panel Holdings a world leader in fire rated and acoustic wall solutions. He is also the co-founder of Candlebets, a software development company that is creating blockchain enabled platforms for the gaming industry. Other current listed directorships None Former listed directorships in last 3 years None Special responsibilities Chairman of the board of directors Chief Operating Officer Interests in shares and options Shares: 20,903,244 Unlisted Options: 6,666,667 Unlisted Performance Rights: 6,250,000 Mr Peter Rubinstein (Non-Executive) Experience and expertise Mr Peter Rubinstein was appointed to the Board on 31 January 2018. He has over 20 years’ experience in early stage technology commercialisation through to public listings on the ASX. He is a lawyer, having worked at one of the large national firms prior to moving in house at Montech, the commercial arm of Monash University. Mr Rubinstein has had significant exposure to the creation, launch and management of a diverse range of technology companies including in biotech, digital payments and renewable energy. Peter is also Chairman of DigitalX Limited (DCC) and an advisor to Blockchain Global Limited. Other current listed directorships DigitalX Limited ValueAdmin Former listed directorships in last 3 years None Special responsibilities Chairman of the Audit Committee Member of Remuneration Committee Interests in shares and options Shares: 47,282,700 Unlisted Options: Nil Unlisted Performance Rights: 5,000,000 10

Annual Report

Dr Paul A. Kasian, PhD, MBA, GAICD (Former Chairman & Chief Executive Officer)	
Experience and expertise	Dr Kasian was appointed to the Board on 12 December 2013 and became Chairman of the Company on 31 January 2018 and interim, part time CEO on 6 February 2018. He brings to the Board a combination of expertise in strategic business leadership and biotech investment giving him a deep understanding on key value drivers for companies in generating shareholder value. He is an experienced executive director with demonstrated domestic and international success in funds management, encompassing senior leadership, investment and risk roles. Dr Kasian has held senior leadership positions in a number of investment groups, and has significant funds management experience in Australia leading investment in the healthcare and life sciences sector. He holds a PhD in Microbiology and a Master of Business Administration, both from the University of Melbourne, and is a Graduate Member of the Australian Institute of Company Directors. Dr Kasian is also a non-executive director and the Chairman of IODM Limited (ASX: IOD), and former Non-Executive Director of ELK OrthoBiologics and Blockchain Global Limited.
Other current listed directorships	IODM Limited
Former listed directorships in last 3 years	ELK OrthoBiologics Blockchain Global Limited
Special responsibilities	None
Interests in shares and options	Shares: 256,410 Unlisted Performance Rights: 50,750,000

Meetings of directors

The numbers of meetings of the company's board of directors and of each board committee held during the year ended 30 June 2019, and the numbers of meetings attended by each director were:

	Full meetings of directors		Meetings of committees: Audit		Meetings of committees: Remuneration	
	A	**B**	**A**	**B**	**A**	**B**
Dr Paul Kasian	15	15	4	4	1	1
Dr Lindsay Wakefield	15	15	4	4	1	1
Dr Jerzy Muchnicki	14	15	2	2	-	-
Mr Peter Rubinstein	15	15	4	4	1	1
Mr Xue Lee	10	15	2	2	-	-

Legend: A – Attended, B - Eligible

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Genetic Technologies Limited (ASX:GTG) Remuneration report The directors present the Genetic Technologies Limited 2019 remuneration report, outlining key aspects of our remuneration policy and framework, and remuneration awarded this year. The report is structured as follows: (a) Key management personnel (KMP) covered in this report (b) Remuneration policy and link to performance (c) Elements of remuneration (d) Link between remuneration and performance (e) Remuneration expenses for executive KMP (f) Contractual arrangements for executive KMP (g) Non-executive director arrangements (a) Key management personnel covered in this report      Dr Paul Kasian (Former Chairman and Interim Chief Executive Officer) (resigned September 24, 2019) Dr Lindsay Wakefield (Non-Executive) Dr Jerzy Muchnicki (Executive Director and Interim Chief Executive Officer) Mr Peter Rubinstein (Non-Executive) Mr Xue Lee (Non-Executive) (resigned on July 9, 2019) Other key management personnel   Dr Richard Allman (Scientific Director) Mr Paul Viney (Chief Financial Officer, Chief Operating Officer and Company Secretary) (appointed on December 15, 2019 and resigned on July 15, 2019)  Mr Kevin Fischer (Chief Financial Officer) (resigned on December 31, 2018) (b) Remuneration policy and link to performance Our remuneration and nomination committee is made up of independent non-executive directors. The committee reviews and determines our remuneration policy and structure annually to ensure it remains aligned to business needs, and meets our remuneration principles. In particular, the board aims to ensure that remuneration practices are:     competitive and reasonable, enabling the company to attract and retain key talent aligned to the company's strategic and business objectives and the creation of shareholder value transparent and easily understood, and acceptable to shareholders. 12

Annual Report Performance metrics Element Purpose Potential value Fixed remuneration (FR) Provide competitive market salary including super-annuation and non-monetary benefits Nil Positioned at the market rate STI Reward for in-year performance and retention Company and individual performance goals Nil LTI Alignment to long-term shareholder value Share price, capital raised, company and individual performance goals CEO & Chairman: Unlisted Performance Rights:  7,500,000 Class A (issue date: December 12, 2018, expiry date: December 11, 2021, vesting terms: 100% vested on achievement of the performance hurdles) 25,000,000 Class B (issue date: December 12, 2018, expiry date: December 11, 2021, vesting terms: 100% vested on achievement of the performance hurdles) 25,000,000 Class C (issue date: December 12, 2018, expiry date: December 11, 2021, vesting terms: 100% vested on achievement of the performance hurdles)   Other Non-Executive Directors: Unlisted Performance Rights:  3,750,000 Class A (issue date: December 12, 2018, expiry date: December 11, 2021, vesting terms: 100% vested on achievement of the performance hurdles) 5,000,000 Class A (issue date: December 12, 2018, expiry date: December 11, 2021, vesting terms: 100% vested on achievement of the performance hurdles) 6,250,000 Class A (issue date: December 12, 2018, expiry date: December 11, 2021, vesting terms: 100% vested on achievement of the performance hurdles)   Performance hurdles The Class A Performance Rights vest and are exercisable upon the Share price reaching $0.02 or greater for more than 10 day consecutive ASX trading days. The Class B Performance Rights vest and are exercisable upon the Share price reaching $0.02 or greater for more than 10 day consecutive ASX trading days and the Hainan Agreement being executed. The Class C Performance Rights vest and are exercisable upon the Hainan Joint Venture being listed on a recognised stock exchange and the market capitalisation of GTG’s share of this listed Joint Venture reaching $100 million or above and being sustained for more than 10 consecutive ASX trading days. The Directors, being the recipients of the Performance Rights, must remained engaged by the Company at the time of satisfaction of the performance hurdle in order for the relevant Performance Right to vest. Assessing performance The remuneration and nomination committee is responsible for assessing performance against KPIs and determining the STI and LTI to be paid. To assist in this assessment, the committee receives data from independently run surveys. Performance is monitored on an informal basis throughout the year and a formal evaluation is performed annually. 13

Genetic Technologies Limited (ASX:GTG) (c) (i) Elements of remuneration Fixed annual remuneration (FR) Objective The Remuneration Committee oversees the setting of fixed remuneration on an annual basis. The process consists of a review of Company, divisional and individual performance, relevant comparative remuneration in the market and internally and, where appropriate, external advice on policies and practices. The members of the Committee have access to external advice independent of Management. Structure Fixed remuneration consists of some or all of the following components:    base salary; non-monetary benefits which can include a motor vehicle allowance, health insurance etc.; and superannuation benefits, which includes employer contributions. With the exception of the employer contributions to superannuation, Executives are given some flexibility to decide the composition of their total fixed remuneration and the allocation between cash and other benefits. It is intended that the manner of payment chosen will be optimal for the recipient without creating any additional cost for the Group. Fixed remuneration is reviewed annually with reference to individual performance, market benchmarks for individual roles and the overall financial performance of the Group. Any changes to the fixed remuneration of Executives are first approved by the Remuneration Committee. All employee remuneration is evaluated on a regular basis using a set of variables and taking into account the addition of the statutory superannuation contribution. An assessment of existing base salaries is made annually using comparisons against independent market data which provides information on salaries and other benefits paid for comparable roles within the biotech and pharmaceutical industries, using third party salary survey data. Annual performance reviews with each employee are based on a rating system which is used to assess his or her eligibility for salary increases. Other qualitative factors, including the specialised knowledge and experience of the individual and the difficulty of replacing that person, are also taken into account when considering salary adjustments. Committee membership As at the date of this Report, the composition of the committee are as follows:     Dr Lindsay Wakefield - Chairman of the Committee Dr Paul Kasian (No longer a member since September 24, 2019) Mr Peter Rubinstein (Member) Mr Jerzy Muchnicki (Member since September 24, 2019) (ii) Short-term incentives STI is an annual plan that applies to Executives and other senior employees that is based on the performance of both the Company and the individual during a given financial year. STI ranges vary depending on the role, responsibilities and deliverables achieved by each individual. Actual STI payments granted to the relevant employee will depend on the extent to which the pre-agreed specific targets are met within a financial year. Specific targets are quantifiable with the agreed method of measurement defined at the beginning of the financial year. The ongoing performance of the Executive or senior employee is evaluated regularly during the performance cycle. Group objectives, and their relative weighting, vary depending on the position and responsibility of the respective individual, but in respect of the year ended 30 June 2019 include, amongst other things, the achievement of:    achieving targets for cost reduction or efficiency gains; contributing to business growth and expansion; and performance or the delivery of results which exceed agreed targets. 14

Annual Report

These measures are chosen as they represent the key drivers for the short term success of the business and provide a framework for delivering long term value. Personal and operating objectives vary according to the role and responsibility of the Executive and include objectives such as service delivery to customers, project delivery, compliance outcomes, intellectual property management and various staff management and leadership objectives.

Achievement of an individual's targets or objectives is documented and assessed by both the individual and his or her direct manager. The individual will participate in an annual performance review and must provide evidence of the objectives that he or she has delivered during the period under review. Each objective is then rated on an achievement scale. Depending on the aggregate of the ratings, the individual may be eligible to receive an STI payment.

STI payments, if any, are generally paid in August or September of each year subject to the completion of the performance review process and the receipt of a satisfactory rating. The Board conducts this process in the case of the CEO.

The company's CEO is entitled to short-term incentives in the form of cash bonus up to 50% of FR against agreed key performance indicators (KPIs). On an annual basis, KPIs are reviewed and agreed in advance of each financial year and include financial and non-financial company and individual performance goals.

(iii) Long-term incentives

The objective of the Group's LTI arrangements is to reward Executives and senior employees in a manner that aligns their remuneration with the creation of shareholder wealth. As such, significant LTI grants are generally only made to Executives who are able to influence the generation of shareholder wealth and have an impact on the Group's long term profitability. There are no specific performance hurdles, apart from certain vesting provisions, in respect of the LTI grants made to Executives. Options with a vesting period also serve as a retention tool and may reduce the likelihood of high performing Executives and senior employees being targeted by other companies.

LTI grants to Executives and senior employees are delivered in the form of options over unissued ordinary shares in the Company which are granted under the terms and conditions of the Company's Employee Option Plan.

Selected Executives who contribute significantly to the long term profitability of the Company are invited to participate in the Employee Option Plan. The remuneration value of these grants varies and is determined with reference to the nature of the individual's role, as well as his or her individual potential and specific performance.

During the year ended 30 June 2019, a net share-based payments expense of $325,923 (2017: $129,635) of which was incurred by the Company in respect of all options and performance rights which had previously been granted to Executives and other senior employees.

In cases where an Executive ceases employment prior to the vesting of his or her options, the options are forfeited and any corresponding expense to date is reversed. In the event, the management decides to honour the vesting of options that are yet to be vested, the options would be expensed through an accelerated approach unless the Executive choses to forfeit. In the event of a change of control of the Company, the performance period end date will be brought forward to the date of the change of control and awards will vest over this shortened period.

(d) Link between remuneration and performance Statutory performance indicators

We aim to align our executive remuneration to our strategic and business objectives and the creation of shareholder wealth. The table below shows measures of the group's financial performance over the last five years as required by the Corporations Act 2001. However, these are not necessarily consistent with the measures used in determining the variable amounts of remuneration to be awarded to KMPs. As a consequence, there may not always be a direct correlation between the statutory key performance measures and the variable remuneration awarded.

	2019	2018	2017	2016	2015
Loss for the year attributable to owners ($)	6,425,604	5,463,872	8,403,826	8,458,965	8,810,170
Basic loss per share (cents)	0.2	0.2	0.4	0.5	0.8
Share price at year end ($)	0.006	0.010	0.007	0.019	0.028

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Genetic Technologies Limited (ASX:GTG)

The company's earnings have remained negative since inception due to the nature of the business. Shareholder wealth reflects this speculative and volatile market sector. No dividends have ever been declared by Genetic Technologies Limited. The company continues to focus on the research and development of its intellectual property portfolio with the objective of achieving key development and commercial milestones in order to add further shareholder value.

(e) Remuneration expenses

The following table shows details of the remuneration expense recognised for the group's executive key management personnel for the current and previous financial year measured in accordance with the requirements of the accounting standards.

The following table shows details of remuneration expenses of each director or other key management personnel recognised for the year ended 30 June 2019.

2019	Short-term benefits			Post-employment benefits	Long term benefits		Share based payments	
	Cash salary and fees	Cash bonus	Other*	Super annuation	Long service leave	Termin-ation Benefits	Options	Total
	$	$	$	$	$	$	$	$
Non-executive directors								
Dr Lindsay Wakefield	67,462	-	-	6,409	-	-	5,615	79,486
Mr Peter Rubinstein	67,462	-	-	6,409	-	-	7,486	81,357
Mr Xue Lee[5]	58,330	-	-	5,541	-	-	28,849	92,720
Executive directors								
Dr Paul Kasian[4]	192,410	-	8,745	18,279	-	-	76,368	295,802
Dr Jerzy Muchnicki[1]	82,995	-	(1,200)	7,884	-	-	9,358	99,037
Other KMP								
Dr Richard Allman	168,600	70,576	2,289	20,319	4,124	-	36,486	302,394
Mr Kevin Fischer[2]	101,644	47,032	1,332	12,785	(3,390)	-	(6,276)	153,127
Mr Paul Viney[3]	89,519	-	6,965	8,504	-	-	-	104,988
Total KMP compensation	**828,422**	**117,608**	**18,132**	**86,130**	**734**	**-**	**157,886**	**1,208,912**

Notes:

** Comprises of Annual Leave components*

1. *Dr Muchnicki was appointed to the Board on 31 January 2018 and has also been appointed to the role of part time Business Development Director.*
2. *Mr Kevin Fischer resigned on December 31, 2018.*
3. *Mr. Paul Viney was appointed as the Chief Financial Officer, Chief Operating Officer and Company Secretary on December 15, 2018 and subsequently resigned from the positions on July 15, 2019.*
4. *Dr. Kasian resigned on September 24, 2019.*
5. *Resigned on July 9, 2019*

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Annual Report

2018	Short-term benefits		Post-employment benefits	Long term benefits		Share based payments	
	Cash salary and fees	Other	Super annuation	Long service leave	Termin-ation Benefits	Options	Total
	$	$	$	$	$	$	$
Non-executive directors							
Dr Lindsay Wakefield	57,186	-	5,433	-	-	-	62,619
Mr Peter Rubinstein	23,827	-	2,264	-	-	-	26,091
Mr Xue Lee[6]	23,827	-	2,264	-	-	-	26,091
Dr Malcolm R. Brandon	54,198	-	5,149	-	-	-	59,347
Mr Grahame Leonard AM	33,358	-	3,169	-	-	-	36,527
Executive directors							
Dr Paul Kasian[4]	89,099	-	8,464	44	-	-	97,607
Dr Jerzy Muchnicki[1]	38,051	-	3,615	1,200	-	-	42,866
Mr Eutillio Buccilli[2]	186,621	-	25,000	802	164,760	45,639	422,822
Other KMP							
Diana Newport[3]	73,469	-	6,980	(10,137)	-	18,257	88,569
Dr Richard Allman[5]	165,294	49,588	16,472	(1,370)	-	23,407	253,391
Mr Kevin Fischer	171,666	51,500	17,505	3,187	-	28,450	272,308
Mr Chris Saunders[7]	156,403	-	-	6,778	-	17,782	180,963
Dr Susan Gross[8]	41,545	-	-	1,867	-	(3,150)	40,262
Total KMP compensation	**1,114,544**	**101,088**	**96,315**	**2,371**	**164,760**	**130,385**	**1,609,463**

Notes

1. *Dr Muchnicki was appointed to the Board on 31 January 2018 and has also been appointed to the role of part time Business Development Director.*
2. *Mr Buccilli stepped down from his position of Executive Director and Chief Executive officer on February 6, 2018. Included in the termination benefits paid to Mr Buccilli are; 3 months' notice pay: pro-rata bonus entitlement calculated up to that date being 3 months from February 6, 2018.*
3. *Ms Newport held the role of Quality & Operations Director until her resignation on May 1, 2018.*
4. *Dr Kasian was appointed as the Chairman on January 31, 2018 and interim CEO on February 6, 2018, having previously served as a Non-Executive Director since his appointment in December 2013. Of the total remuneration, $94,536.78 relates to Director Fees. Dr. Kasian resigned on September 24, 2019.*
5. *"Other" includes a bonus paid or payable to Dr Allman in the amount of $45,286 under a retention bonus scheme awarded to KMP.*
6. *Mr. Xue Lee Resigned on July 9, 2019*
7. *Mr Saunders held the role of Vice President Sales & Marketing for Phenogen Sciences Inc. (USA) until his termination on November 30, 2017*
8. *Dr Gross held the role of Senior Medical Director for Phenogen Sciences Inc. (USA) until her termination on September 15, 2017.*

17

Genetic Technologies Limited (ASX:GTG)

(f) Contractual arrangements with executive KMPs

Name:	Dr Paul Kasian
Position:	Former Executive Chairman and Interim Chief Executive Officer
Fixed remuneration:	$300,000 (inclusive of Superannuation)

Name:	Dr Jerzy Muchnicki
Position:	Executive Director and Interim Chief Executive Officer
Fixed remuneration:	$90,878.95 (inclusive of superannuation)

(g) Additional statutory information

(i) Relative proportions of fixed vs variable remuneration expense

The following table shows the relative proportions of remuneration that are linked to performance and those that are fixed, based on the amounts disclosed as statutory remuneration expense on pages 16 and 17 above:

Name	**Fixed remuneration**		**At risk - STI**		**At risk - LTI**	
	2019	2018	**2019**	2018	**2019**	2018
	%	%	**%**	%	**%**	%
Executive directors						
Dr Jerzy Muchnicki	**91**	100	**-**	-	**9**	-
Mr Xue Lee	**69**	-	**-**	-	**31**	-
Other KMP						
Dr Richard Allman	**65**	71	**23**	20	**12**	9
Mr Kevin Fischer	**73**	71	**31**	19	**(4)**	10
Mr Paul Viney	**100**	-	**-**	-	**-**	-

(ii) Terms and conditions of the share-based payment arrangements

Options

The terms and conditions of each grant of options affecting remuneration in the current or a future reporting period are as follows:

Grant date	**Vesting and exercise date**	**Expiry date**	**Exercise price ($)**	**Value per option at grant date ($)**	**Vested (%)**
12-Dec-2018	30 Jun 2019	11 Dec 2021	0.01	0.0051	100%

For detailed disclosures please refer to note 18 of the financial statements.

18

Annual Report

During the financial year the following options were forfeited:

Name of Executive	Options Lapsed	Options forfeited	Exercise price	Fair value per option	Final vesting date
Mr Eutillio Buccilli[1]	8,328,125	-	$0.020	$0.0161	30 Jun 2018
Mr Eutillio Buccilli[1]	3,131,944	-	$0.020	$0.0139	30 Jun 2018
Mr Eutillio Buccilli[1]	2,776,042	-	$0.020	$0.0100	30 Jun 2018
Mr Kevin Fischer[2]	2,925,000	-	$0.020	$0.0161	30 Jun 2018
Mr Kevin Fischer[2]	1,100,000	-	$0.020	$0.0139	30 Jun 2018
Mr Kevin Fischer[2]	975,000	-	$0.020	$0.0100	30 Jun 2018
Mr Kevin Fischer[2]	-	5,000,000	$0.020	$0.0050	22 Nov 2019
TOTAL	**19,236,111**	**5,000,000**			

1. *The Company agreed to vesting 7,118,056 options which were originally set to vest on 30 June 2018 – all to be subject to the Company's option plan (including the exercise or lapsing of all of those 14,236,111 options within 60 days of 3 months from termination date through a termination deed. As at June 30, 2019 the options had not been exercised and were lapsed on 30 June 2019.*
2. *5,000,000 options held by Mr. Kevin Fischer also lapsed on 30 June 2019 through accelerated vesting due to his departure.*
3. *The remaining 5,000,000 options held by Mr. Kevin Fischer were forfeited during the year. The reversal expense of forfeited options were valued at $ 6,276.43.*

Performance rights

After receiving requisite shareholder approval on 29 November 2018, the Company has issued 76,250,000 performance rights to Directors of the Company as follows:

- 7,500,000 Class A Performance Rights, 25,000,000 Class B Performance Rights and 25,000,000 Class C performance Rights to Dr Paul Kasian
- 3,750,000 Class A Performance Rights to Dr Lindsay Wakefield
- 6,250,000 Class A Performance Rights to Dr George Muchnicki
- 5,000,000 Class A Performance Rights to Mr Peter Rubinstein
- 3,750,000 Class A Performance Rights to Mr Xue Lee

The Company has accounted for these performance rights in accordance with its accounting policy for share-based payment transactions and has recorded $104,441 of associated expense in the current year-end.

Valuation of Performance Rights

The Performance Rights are not currently quoted on the ASX and as such have no ready market value. The Performance Rights each grant the holder a right of grant of one ordinary Share in the Company upon vesting of the Performance Rights for nil consideration. Accordingly, the Performance Rights may have a present value at the date of their grant. Various factors impact upon the value of Performance Rights including:

- the period outstanding before the expiry date of the Performance Rights;
- the underlying price or value of the securities into which they may be converted;
- the proportion of the issued capital as expanded consequent upon conversion of the Performance Rights into Shares (i.e. whether or not the shares that might be acquired upon exercise of the options represent a controlling or other significant interest); and
- the value of the shares into which the Performance Rights may be converted.

There are various formulae which can be applied to determining the theoretical value of options (including the formula known as the Black-Scholes Model valuation formula and the Monte Carlo simulation).

19

Genetic Technologies Limited (ASX:GTG)

The Company has commissioned an independent valuation of the Performance Rights. The independent valuer has applied the Monte Carlo simulation in providing the valuation of the Performance Rights.

Inherent in the application of the Monte Carlo simulation are a number of inputs, some of which must be assumed. The data relied upon in applying the Monte Carlo simulation was:

a) exercise price being 0.0 cents per Performance Right for all classes;

b) VWAP hurdle (10 days consecutive share price hurdle) equaling 2.0 cents for Class A and Class B and 3.3 cents for Class C Performance Rights;

c) the continuously compounded risk free rate being 2.02% for all classes of Performance Rights (calculated with reference to the RBA quoted Commonwealth Government bonds as at 8 October 2018 of similar duration to that of the expected life of each class of Performance Right);

d) the expected option life of 2.8 years for all classes of Performance Rights; and

e) a volatility measure of 80%.

Based on the independent valuation of the performance rights, the company agrees that the total value of the performance rights to be issued to each director (depending on the share price at issue) is as follows:

Valuation of Class A Performance Rights

	Number of Performance Rights issued	**Valuation per Class A (cents)**	**Total fair value of Class A Performance Rights**
Dr Paul Kasian	7,500,000	0.77	$57,750
Dr Lindsay Wakefield	3,750,000	0.77	$28,875
Dr George Muchnicki	6,250,000	0.77	$48,125
Mr Peter Rubinstein	5,000,000	0.77	$38,500
Mr Xue Lee	3,750,000	0.77	$28,875

Valuation of Class B Performance Rights

	Number of Performance Rights issued	**Valuation per Class B (cents)**	**Class B Performance Rights**
Dr Paul Kasian	25,000,000	0.77	$192,500

Valuation of Class C Performance Rights

	Number of Performance Rights issued	**Valuation per Class C (cents)**	**Class C Performance Rights**
Dr Paul Kasian	25,000,000	0.57	$142,500

20

Annual Report

(iii) Reconciliation of options, deferred shares and ordinary shares held by KMP

Option holdings

2019	Balance at the start of the period[1]	Granted as remun-eration	Exercised	Other changes[2]	Balance at the end of the period[3]	Vested and exercisable options
Dr Jerzy Muchnicki	6,666,667	-	-	-	6,666,667	6,666,667
Mr Richard Allman	10,000,000	5,000,000	-	-	15,000,000	10,000,000
Mr Kevin Fischer[7]	10,000,000	-	-	(10,000,000)	-	-
Dr Paul Kasian[4]	-	-	-	-	-	-
Mr Paul Viney[6]	-	-	-	-	-	-
Mr Lindsay Wakefield	-	-	-	-	-	-
Mr Peter Rubinstein	-	-	-	-	-	-
Mr Xue Lee[5]	-	-	-	-	-	-
	26,666,667	**5,000,000**	**-**	**(10,000,000)**	**21,666,667**	**16,666,667**

Notes

1. *Balance may include shares held prior to individuals becoming KMP. For individuals who became KMP during the period, the balance is as at the date they became KMP.*
2. *Other changes incorporates changes resulting from the expiration/forfeiture of options.*
3. *For former KMP, the balance is as at the date they cease being KMP.*
4. *Dr Paul Kasian resigned on September 24, 2019.*
5. *Mr Xue Lee resigned on July 9, 2019*
6. *Mr Paul Viney resigned on July 11, 2019*
7. *MrKevin Fischer resigned on December 31, 2018.*

Share holdings

2019	Balance at the start of the period[1]	Granted as remuneration	Received on exercise of options	Other changes[2]	Balance at the end of the period[3]
Dr Lindsay Wakefield	8,325,263	-	-	-	8,325,263
Mr Peter Rubinstein	47,282,700	-	-	-	47,282,700
Mr Xue Lee[5]	59,594,850	-	-	(59,594,820)	-
Dr Paul Kasian[4]	256,410	-	-	-	256,410
Dr Jerzy Muchnicki	20,903,244	-	-	-	20,903,244
Mr Eutillio Buccilli	-	-	-	-	-
Dr Richard Allman	-	-	-	-	-
Mr Kevin Fischer[7]	-	-	-	-	-
Mr Paul Viney[6]	-	-	-	-	-
	136,362,467	**-**	**-**	**-**	**76,767,617**

Notes

1. *Balance may include shares held prior to individuals becoming KMP. For individuals who became KMP during the period, the balance is as at the date they became KMP.*
2. *Other changes incorporates changes resulting from the acquisition or disposal of shares.*
3. *For former KMP, the balance is as at the date they cease being KMP.*
4. *Dr. Kasian resigned on September 24, 2019.*
5. *Mr. Xue Lee resigned on July 9, 2019.*
6. *Mr. Paul Viney resigned on July 11, 2019.*
7. *Mr Kevin Fischer resigned on December 31, 2018*

21

Genetic Technologies Limited (ASX:GTG) (iv) Voting of shareholders at last year's annual general meeting Genetic Technologies Limited received more than 89.7 percent of favourable votes on its remuneration report for the 2018 financial year. The company did not receive any specific feedback at the 2018 annual general meeting or throughout the year on its remuneration practices. Auditor's independence declaration A copy of the auditor's independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 23. This report is made in accordance with a resolution of directors. Dr Jerzy Muchnicki Director Melbourne 22

Auditor’s Independence Declaration As lead auditor for the audit of Genetic Technologies Limited for the year ended 30 June 2019, I declare that to the best of my knowledge and belief, there have been: (a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and no contraventions of any applicable code of professional conduct in relation to the audit. (b) This declaration is in respect of Genetic Technologies Limited and the entities it controlled during the period. Jon Roberts Partner PricewaterhouseCoopers Melbourne 30 September 2019 PricewaterhouseCoopers, ABN 52 780 433 757 2 Riverside Quay, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001 T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au Liability limited by a scheme approved under Professional Standards Legislation.

Genetic Technologies Limited (ASX:GTG) Corporate Governance Statement Genetic Technologies Limited and the board are committed to achieving and demonstrating the highest standards of corporate governance. Genetic Technologies Limited has reviewed its corporate governance practices against the Corporate Governance Principles and Recommendations (3rd edition) published by the ASX Corporate Governance Council. The 2019 corporate governance statement is dated as at 30 June 2019 and reflects the corporate governance practices in place throughout the 2019 financial year. The 2019 corporate governance statement was approved by the board on 26 September 2019. A description of the group's current corporate governance practices is set out in the group's corporate governance statement which can be viewed at www.gtglabs.com/investor-centre. 24

Annual Report Financial Report - 30 June 2019 Genetic Technologies Limited ABN 17 009 212 328 Annual report - 30 June 2019 Financial Report Consolidated statement of profit or loss and other comprehensive income 26 Consolidated balance sheet 27 Consolidated statement of changes in equity 28 Consolidated statement of cash flows (direct method) 29 Notes to the financial statements 30 Directors' declaration 67 These reports areconsolidated financial statements for the group consisting of Genetic Technologies Limited and its subsidiaries. A list of major subsidiaries is included in note 13. The report is presented in the Australian currency. Genetic Technologies Limited is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is: 60-66 Hanover Street Fitzroy VIC 3065 25

Genetic Technologies Limited (ASX:GTG) Consolidated Statement of Profit or Loss and Other Comprehensive Income For the year ended 30 June 2019 Notes 2019 2018 $ $ Revenue from contracts with customers 25,444 189,254 Cost of sales of goods (276,267) (300,088) Gross loss (250,823) (110,834) Other income 4(a) 1,019,769 441,476 Other gains/(losses) – net 4(b) (407,482) 655,409 General and administrative expenses (3,830,198) (3,144,178) Laboratory and Research and Development (2,360,762) (2,210,498) Selling and Marketing (576,077) (1,066,404) Operating loss (6,405,573) (5,435,029) Finance expenses (20,031) (28,843) Loss before income tax (6,425,604) (5,463,872) Income tax expense 5 - - Loss for the period (6,425,604) (5,463,872) Other comprehensive income Items that may be reclassified to profit or loss: Exchange differences on translation of foreign operations 8(b) 23,668 (522,966) Total comprehensive loss for the period (6,401,936) (5,986,838) Total comprehensive income for the period is attributable to: Owners of Genetic Technologies Limited (6,401,936) (5,986,838) Cents Cents Loss per share for loss attributable to the ordinary equity holders of the company Basic and diluted loss per share 20 (0.24) (0.22) The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes. 26

Annual Report Consolidated Balance Sheet As at 30 June 2019 Notes 2019 2018 $ $ ASSETS Current assets Cash and cash equivalents 6(a) 2,131,741 5,487,035 Trade and other receivables 6(b) 818,766 301,383 Inventories 31,865 59,007 Other current assets 213,300 143,272 Total current assets 3,195,672 5,990,697 Property, plant and equipment 7(a) 69,333 175,284 Total non-current assets 69,333 175,284 Total assets 3,265,005 6,165,981 LIABILITIES Current liabilities Trade and other payables 6(c) 1,005,308 945,130 Employee benefit obligations 7(b) 487,682 505,583 Total current liabilities 1,492,990 1,450,713 Non-current liabilities Employee benefit obligations 7(b) 809 3,390 Total non-current liabilities 809 3,390 Total liabilities 1,493,799 1,454,103 Net assets 1,771,206 4,711,878 EQUITY Share capital 8(a) 125,498,824 122,372,662 Other reserves 8(b) 6,009,932 5,651,162 Retained earnings (129,737,550) (123,311,946) Total equity 1,771,206 4,711,878 The above consolidated balance sheet should be read in conjunction with the accompanying notes. 27

Genetic Technologies Limited (ASX:GTG) Consolidated Statement of Changes in Equity For the year ended 30 June 2019 Attributable to owners of Genetic Technologies Limited Notes Share capital Other reserves Accumulated losses Total equity $ $ $ $ Balance at 1 July 2017 122,382,625 6,044,493 (117,848,074) 10,579,044 Loss for the period - - (5,463,872) (5,463,872) Other comprehensive loss - (522,966) - (522,966) Total comprehensive income for the period - (522,966) (5,463,872) (5,986,838) Transactions with owners in their capacity as owners: Contributions of equity net of transaction costs 8(a) (9,963) - - (9,963) Share-based payments - 129,635 - 129,635 (9,963) 129,635 - 119,672 Balance at 30 June 2018 122,372,662 5,651,162 (123,311,946) 4,711,878 Attributable to owners of Genetic Technologies Limited Notes Share capital Other reserves Accumulated losses Total equity $ $ $ $ Balance at 30 June 2018 122,372,662 5,651,162 (123,311,946) 4,711,878 Loss for the period - - (6,425,604) (6,425,604) Other comprehensive loss - 23,668 - 23,668 Total comprehensive income for the period - 23,668 (6,425,604) (6,401,936) Transactions with owners in their capacity as owners: Contributions of equity, net of transaction costs and tax 8(a) 3,126,162 - - 3,126,162 Share-based payments - 341,201 - 341,201 Reversal of forfeited options - (6,099) - (6,099) 3,126,162 335,102 - 3,461,264 Balance at 30 June 2019 125,498,824 6,009,932 (129,737,550) 1,771,206 The above consolidated statement accompanying notes. of changes in equity should be read in conjunction with the 28

Annual Report Statement of Cash Flows for the year ended 30 June 2019 Notes 2019 2018 $ $ Cash flows from operating activities Receipts from customers (inclusive of GST) 204,768 758,452 Payments to suppliers and employees (inclusive of GST) (6,575,163) (6,757,243) R&D tax incentive and other grants received 297,213 362,258 Net cash (outflow) from operating activities 9(a) (6,073,182) (5,636,533) Cash flows from investing activities Payments for property, plant and equipment 7(a) (50,309) (2,385) Interest received 25,849 15,218 Payments for investments in related parties (500,000) - Net cash (outflow) inflow from investing activities (524,460) 12,833 Cash flows from financing activities Proceeds from issues of shares and other equity securities 8(a) 3,557,509 - Share issue cost (431,347) (9,963) Net cash inflow (outflow) from financing activities 3,126,162 (9,963) Net (decrease) in cash and cash equivalents (3,471,480) (5,633,663) Cash and cash equivalents at the beginning of the financial year 5,487,035 10,988,255 Effects of exchange rate changes on cash and cash equivalents 116,186 132,443 Cash and cash equivalents at end of year 6(a) 2,131,741 5,487,035 The above consoldiated statement of cash flows should be read in conjunction with the accompanying notes. 29

Genetic Technologies Limited (ASX:GTG) Notes to the Financial Statements Contents of the notes to the financial statements Page 1 Going concern 31 2 Segment information 32 3 Revenue from contract with customers 33 4 Other income and expense items 34 5 Income tax expense 35 6 Financial assets and financial liabilities 36 7 Non-financial assets and liabilities 38 8 Equity 39 9 Cash flow information 42 10 Critical estimates, judgements and errors 42 11 Financial risk management 43 12 Capital management 45 13 Interests in other entities 46 14 Contingent liabilities and contingent assets 46 15 Commitments 46 16 Events occurring after the reporting period 47 17 Related party transactions 47 18 Share-based payments 50 19 Remuneration of auditors 58 20 Loss per share 58 21 Parent entity financial information 59 22 Summary of significant accounting policies 59 30

Annual Report 1 Going concern For the year ending 30 June 2019, the Group incurred a total comprehensive loss of $6,401,936 (2018: $5,986,839) and net cash outflow from operations of $6,073,182 (2018: $5,636,533). As at 30 June 2019 the Group held total cash and cash equivalents of $2,131,741. During the 2020 financial year, the Directors expect stable cash outflows from operations as the Company continues to invest resources in expanding the research & development activities in support of the distribution of existing and new products. As a result of these expected cash outflows to support the announcement of the launch of further new genetic testing products, the Directors intend to raise further new equity funding in order to ensure the Company continues to hold adequate levels of available cash resources to meet creditors and other commitments and to deliver on partner expectations in China and the USA. The Company intends to raise further equity financing in October 2019, but there can be no assurance that we will be successful in this regard. The Company does not currently have binding commitments from any party to subscribe for shares and any raise will be subject to maintaining active listing on the NASDAQ exchange as well as compliance with the Group’s obligations under ASX Listing Rule 7.1 In addition to the plans to raise capital in the US, the Group has recorded a receivable at 30 June 2019 from the Australian Taxation Office in respect of the 2019 research and development tax incentive claim which the Group expects to receive this in October 2019. The group also has access to equity placement facility with Kentgrove Capital Pty Ltd whereby it has an opportunity to raise equity funding of up to $20 million in a series of individual placements of up to $1 million (or a higher amount by mutual agreement), expiring 7 April 2020. The Group currently does not have any binding commitments under this facility and the quantum and timing of capital raised will be subject to the market price and trading volumes of our ordinary shares. The continuing viability of the Company and its ability to continue as a going concern and meet its debts and commitments as they fall due is dependent on the satisfactory completion of planned equity raisings in October of 2019. Due to the uncertainty surrounding the timing, quantum or the ability to raise additional equity, there is a material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern and therefore, that it may be unable to realise its assets and discharge its liabilities in the normal course of business. However, the Directors believe that the Group will be successful in the above matters and accordingly, have prepared the financial report on a going concern basis. As such no adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should the Group not be able to continue as a going concern. 31

Genetic Technologies Limited (ASX:GTG)

2 Segment information

(a) Description of segments and principal activities

The Company has identified a sole operating segment as reported that is consistent with the internal reporting provided to the chief operating decision maker and is aligned to the one major revenue stream.

(b) Business segments

The segment information for the reportable segments for the year ended 30 June 2019 is as follows:

		Revenues and income			
Segment		**Sales**	**Other**	**Totals**	**Profit / (loss)**
		$	**$**	**$**	**$**
Operations	**2019**	**25,444**	**1,019,769**	**1,045,213**	**(6,425,604)**
	2018	189,254	441,476	630,730	(5,463,872)

Segment		**Assets**	**Liabilities**	**Amortisation /depreciation**	**Purchases of equipment**
		$	**$**	**$**	**$**
Operations	**2019**	**3,265,005**	**(1,493,799)**	**(156,248)**	**5,353**
	2018	6,165,981	(1,454,103)	(303,749)	2,385

(c) Geographic information

- **Australia:** is the home country of the parent entity and the location of the Company's genetic testing and licensing operations.
- **USA:** is the home of Phenogen Sciences Inc. and GeneType Corporation.
- **Switzerland:** is the home of GeneType AG (Liquidated December 2017).

		Revenues and income			
Segment		**Sales**	**Other**	**Totals**	**Profit / (loss)**
		$	**$**	**$**	**$**
Australia	**2019**	**5,247**	**1,019,769**	**1,025,016**	**(5,791,950)**
	2018	-	441,476	441,476	(3,504,098)
U.S.	**2019**	**20,197**	**-**	**20,197**	**(633,654)**
	2018	189,254	-	189,254	(1,959,774)
Other	**2019**	**-**	**-**	**-**	**-**
	2018	-	-	-	-
Totals	**2019**	**25,444**	**1,019,769**	**1,045,213**	**(6,425,604)**
	2018	189,254	441,476	630,730	(5,463,872)

32

Annual Report Segment assets The internal management reporting presented to key business decision makers report total assets on the basis consistent with that if the consolidated financial statements. These reports do not allocate assets based on the operations of each segment or by geographical location. Under the current management reporting framework, total assets are not reviewed to a specific reporting segment or geographical location. Segment Liabilities The internal management reporting presented to key business decision makers report total liabilities on the basis consistent with that if the consolidated financial statements. Under the current management reporting framework, total liabilities are not reviewed to a specific reporting segment or geographical location. Other revenues and income include interest received of $25,790 (2018: $15,218). Expenses includes employee benefits expenses of $1,417,541 (2018: $2,657,232). Included in the above figures are the following intersegment balances and transactions: 2019 2018 $ $ Foreign exchange gain (U.S.) and foreign exchange loss (Australia) 291,542 981,141 Cost of sales (U.S.) and sales (Australia) 9,708 38,352 Segment products and locations The principal geographic segment is Australia, with the Company’s headquarters being located in Melbourne in the State of Victoria however the key sales activities take place in the U.S. Major customers During the years ended June 30, 2019 and June 30, 2018 there was no customer from whom the Company generated revenues representing more than 10% of the total consolidated revenue from operations or outstanding receivables. Segment reporting Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing the performance of the operating segments, has been identified as the Chief Executive Officer. 3 Revenue from contract with customers (a) Disaggregation of revenue from contracts with customers The group derives revenue from the transfer of services at a point in time: 2019 2018 $ $ BREVAGenplus 25,444 189,254 25,444 189,254 (b) (i) Accounting policies Services Revenue from the provision molecular risk testing for cancer (BREAVGenplus) is recognised at a point in time when the group has provided the customer with their test results, the single performance obligation. 33

Genetic Technologies Limited (ASX:GTG) 4 Other income and expense items (a) Other income 2019 2018 $ $ R&D Grant Income 856,707 299,351 Other 163,062 142,125 1,019,769 441,476 (i) Fair value of R&D tax incentive The group's research and development activities are eligible under an Australian government tax incentive for eligible expenditure. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. Amounts are recognised when it has been established that the conditions of the tax incentive have been met and that the expected amount can be reliably measured. For the year ended 30 June 2019, the group has included an item in other income of $856,707 (2018: $299,351) to recognise income over the period necessary to match the grant on a systematic basis with the costs that they are intended to compensate. (b) Other gains/(losses) Notes 2019 2018 $ $ Net gain/(loss) on disposal of property, plant and equipment (excluding property, plant and equipment sold as part of the engineering division) 7(a) - 527,048 Net foreign exchange gains/(losses) 92,518 128,367 Net impairment losses 13 (500,000) (6) (407,482) 655,409 34

Annual Report 5 Income tax expense (a) Numerical reconciliation of income tax expense to prima facie tax payable 2019 2018 $ $ Profit from continuing operations before income tax expense (6,425,604) (5,463,872) Tax at the Australian tax rate of 27.5% (2018 - 27.5%) (1,767,041) (1,502,565) Tax effect of amounts which are not deductible (taxable) in calculating taxable income: Share-based payments expense 92,153 35,650 Other non-deductible items 590 1,509 Research and development expenditure 541,596 148,346 Subtotal (1,132,702) (1,317,060) Difference in overseas tax rates 41,009 67,557 Under/(over) provision 1,126,722 (268,092) Research and development tax credit (238,084) (82,322) Temporary differences not recognised (121,965) - Tax losses not recognised 325,019 1,599,917 Income tax expense - - (b) Tax losses 2019 2018 $ $ Unused tax losses for which no deferred tax asset has been recognised 90,254,547 87,970,140 Potential tax benefit @ 27.5% (Australia) 17,563,730 17,441,144 Potential tax benefit @ 21% (USA) 5,541,152 5,155,038 23,104,882 22,596,182 35

Genetic Technologies Limited (ASX:GTG) 6 Financial assets and financial liabilities (a) Cash and cash equivalents 2019 2018 $ $ Current assets Cash at bank and in hand 2,131,741 5,487,035 (i) Classification as cash equivalents Term deposits are presented as cash equivalents if they have a maturity of three months or less from the date of acquisition and are repayable with 24 hours notice with no loss of interest. See note 22(j) for the group’s other accounting policies on cash and cash equivalents. (b) Trade and other receivables 2019 2018 Non-current Non-current Current Total Current Total Notes $ $ $ $ $ $ Trade receiveables 16,529 - 16,529 10,503 - 10,503 Loss allowance - - - - - - 16,529 - 16,529 10,503 - 10,503 Other receivables 802,237 - 802,237 290,880 - 290,880 Total trade and other receivables 818,766 - 818,766 301,383 - 301,383 Further information relating to loans to related parties and key management personnel is set out in note 17. (i) Classification as trade receivables Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. They are generally due for settlement within 30 days and therefore are all classified as current. Trade receivables are recognised initially at the amount of consideration that is unconditional unless they contain significant financing components, when they are recognised at fair value. The group holds the trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortised cost using the effective interest method. (ii) Other receivables These amounts primarily comprise amounts receivable from the Australian Taxation Office in relation to the R&D tax incentive. (iii) Fair value of trade and other receivables Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value. 36

Annual Report (c) Trade and other payables 2019 2018 Non-current Non-current Current Total Current Total Notes $ $ $ $ $ $ Trade payables 590,231 - 590,231 535,924 - 535,924 Accrued expenses 346,654 - 346,654 186,704 - 186,704 Other payables 68,423 - 68,423 222,502 - 222,502 1,005,308 - 1,005,308 945,130 - 945,130 Trade payables are unsecured and are usually paid within 30 days of recognition. The carrying amounts of trade and other payables are considered to be the same as their fair values, due to their short-term nature. 37

Genetic Technologies Limited (ASX:GTG) 7 Non-financial assets and liabilities (a) Property, plant and equipment Furniture, fittings and equipment Leased plant and equipment Plant and equipment Leasehold improvements Total Non-current $ $ $ $ $ At 1 July 2017 Cost or fair value 2,046,015 774,729 462,797 - 3,283,541 Accumulated depreciation (1,804,179) (689,083) (313,631) - (2,806,893) Net book amount 241,836 85,646 149,166 - 476,648 Year ended 30 June 2018 Opening net book amount 241,836 85,646 149,166 - 476,648 Additions - 2,385 - - 2,385 Depreciation charge (145,844) (40,932) (116,973) - (303,749) Closing net book amount 95,992 47,099 32,193 - 175,284 At 30 June 2018 Cost or fair value 2,046,015 757,063 456,286 6,512 3,265,876 Accumulated depreciation (1,950,023) (709,964) (424,093) (6,512) (3,090,592) Net book amount 95,992 47,099 32,193 - 175,284 Year ended 30 June 2019 Opening net book amount 95,992 47,099 32,193 - 175,284 Additions - 47,714 2,583 - 50,297 Depreciation charge (55,480) (66,416) (34,352) - (156,248) Closing net book amount 40,512 28,397 424 - 69,333 At 30 June 2019 Cost or fair value 2,046,015 824,829 465,380 - 3,336,224 Accumulated depreciation andimpairment (2,005,503) (796,432) (464,956) - (3,266,891) Net book amount 40,512 28,397 424 - 69,333 38

Annual Report

(i) Depreciation methods and useful lives

Property, plant and equipment is recognised at historical cost less depreciation.

Depreciation is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives or, in the case of leasehold improvements and certain leased plant and equipment, the shorter lease term as follows:

Plant and equipment	3 - 5 years
Furniture, fittings and equipment	3 - 5 years
Leasehold improvements	1 - 3 years (lease term)
Leased plant and equipment	3 years (lease term)

See note 22(m) for the other accounting policies relevant to property, plant and equipment.

(b) Employee benefit obligations

		2019			2018	
	Current	**Non-current**	**Total**	Current	Non-current	Total
	$	**$**	**$**	$	$	$
Leave obligations (i)	**487,682**	**809**	**488,491**	505,583	3,390	508,973

(i) Leave obligations

The leave obligations cover the group's liabilities for long service leave and annual leave which are classified as either other long-term benefits or short-term benefits, as explained in note 22(q).

The current portion of this liability includes all of the accrued annual leave, the unconditional entitlements to long service leave where employees have completed the required period of service and also for those employees that are entitled to pro-rata payments in certain circumstances. The entire amount of the provision of $487,682 (2018: $505,583) is presented as current, since the group does not have an unconditional right to defer settlement for any of these obligations. However, based on past experience, the group does not expect all employees to take the full amount of accrued leave or require payment within the next 12 months.

8 Equity

(a) Share capital

	Notes	**2019**	2018	**2019**	2018
		Shares	Shares	**$**	$
Ordinary shares	8 (a)(ii)				
Fully paid		**2,938,134,143**	2,435,282,724	**125,498,824**	122,372,662
Total share capital	8 (a)(i)	**2,938,134,143**	2,435,282,724	**125,498,824**	122,372,662

39

Genetic Technologies Limited (ASX:GTG)

(i) Movements in ordinary shares:

Details	Number of shares	Total $
Balance at 1 July 2017	**2,435,282,724**	**122,382,625**
Less: transaction costs arising on share issue	-	(9,963)
Balance 30 June 2018	**2,435,282,724**	**122,372,662**
Issue of 108,833,100 Ordinary Shares (Shares issued as collateral and in payment of establishment fee to Kentgrove – refer note 18)	108,833,100	-
Issue of 100,000,000 Ordinary Shares @ 0.0135 (25 October 2018)	100,000,000	1,350,000
Issue of 72,596,869 Ordinary Shares @ 0.00676 (6 May 2019)	72,596,869	490,589
Issue of 221,421,450 Shares (1,476,143 ADS @ US$ 0.80/ADS) (23 May 2019)	221,421,450	1,716,920
Less: transaction costs arising on share issue	-	(431,347)
Balance 30 June 2019	**2,938,134,143**	**125,498,824**

(ii) Ordinary shares

Ordinary shares entitle the holder to participate in dividends, and to share in the proceeds of winding up the company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

Ordinary shares have no par value and the company does not have a limited amount of authorised capital.

(b) Other reserves

The following table shows a breakdown of the consolidated balance sheet line item 'other reserves' and the movements in these reserves during the year. A description of the nature and purpose of each reserve is provided below the table.

	Share-based payments $	Foreign currency translation $	Total $
Balance at 1 July 2017	4,755,597	1,288,896	6,044,493
Currency translation differences	-	(522,966)	(522,966)
Other comprehensive income for the period	-	(522,966)	(522,966)
Transactions with owners in their capacity as owners			
Share-based payment expenses	129,635	-	129,635
At 30 June 2018	**4,885,232**	**765,930**	**5,651,162**
Currency translation differences	-	23,668	23,668
Other comprehensive income for the period	-	23,668	23,668
Transactions with owners in their capacity as owners			
Share-based payment expenses	341,201	-	341,201
Reversal of forfeited options	(6,099)	-	(6,099)
At 30 June 2019	**5,220,334**	**789,598**	**6,009,932**

40

Annual Report (i) Nature and purpose of other reserves Share-based payments The share-based payment reserve records items recognised as expenses on valuation of share options issued to key management personnel, other employees and and eligible contractors. Foreign currency translation Exchange differences arising on translation of the foreign controlled entities are recognised in other comprehensive income as described in note 22(d) and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of. (ii) Movements in options and performance rights Number of Performance Rights Number of Options Total $ Details Balance at 1 July 2017 - 75,102,778 4,755,596 Share based payment expense - - 147,224 Reversal of forfeited/lapse Options - (20,000,000) (17,588) Balance 30 June 2018 - 55,102,778 4,885,232 Share based payment expense - - 341,201 Reversal of forfeited/lapse Options - (45,602,778) (6,099) Issue of options - 28,500,000 - Issue of performance rights 76,250,000 - Balance 30 June 2019 76,250,000 38,000,000 5,220,334 41

Genetic Technologies Limited (ASX:GTG) 9 Cash flow information (a) Reconciliation of profit after income tax to net cash inflow from operating activities Notes 2019 2018 $ $ Loss for the period (6,425,604) (5,463,872) Adjustments for Depreciation and amortisation 156,260 303,749 Impairment expense 500,000 - Non-cash employee benefits expense - share-based payments 335,102 129,635 (Gain)/loss on sale of Liquidation of subsidiary - (527,049) Dividend income and interest classified as investing cash flows 4(a) (25,850) (15,219) Net exchange differences (92,518) (128,360) Change in operating assets and liabilities, net of effects from purchase of controlled entity and sale of engineering division: (Increase) in trade receivables (517,383) 124,889 (Increase) in inventories 27,142 - (Increase)/decrease in other operating assets (70,027) 14,843 Increase/(decrease) in trade creditors 60,178 47,027 Increase/(decrease) in other operating liabilities (20,482) - Increase in other provisions - (122,176) Net cash inflow (outflow) from operating activities (6,073,182) (5,636,533) 10 Critical estimates, judgements and errors Estimates and judgements are evaluated and based on historical experience and other factors, including expectations of future events that may have a financial impact on the Company and that are believed to be reasonable under the circumstances. Share-based payments transactions The Group measures the cost of equity-settled transactions with employees by reference to the value of the equity instruments at the date on which they are granted. Management has determined the fair value by engaging an independent valuer using a Black-Scholes and Monte Carlo simulation options pricing model. 42

Annual Report 11 Financial risk management This note explains the group's exposure to financial risks and how these risks could affect the group’s future financial performance. The group’s risk management is predominantly controlled by the board. The board monitors the group's financial risk management policies and exposures and approves substantial financial transactions. It also reviews the effectiveness of internal controls relating to market risk, credit risk and liquidity risk. (a) (i) Market risk Foreign exchange risk The group undertakes certain transactions denominated in foreign currency and is exposed to foreign currency risk through foreign exchange rate fluctuations. Foreign exchange rate risk arises from financial assets and financial liabilities denominated in a currency that is not the group's functional currency. Exposure to foreign currency risk may result in the fair value of future cash flows of a financial instrument fluctuating due to the movement in foreign exchange rates of currencies in which the group holds financial instruments which are other than the Australian dollar (AUD) functional currency of the group. This risk is measured using sensitivity analysis and cash flow forecasting. The cost of hedging at this time outweighs any benefits that may be obtained. Exposure The group's exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollar, was as follows: 30 June 2019 30 June 2018 USD EUR USD EUR Cash at Bank / on hand 201,737 27,052 2,154,291 28,952 Trade and other payables 117,992 1,900 116,063 - Sensitivity As shown in the table above, the group is primarily exposed to changes in USD/AUD exchange rates. The sensitivity of profit or loss to changes in the exchange rates arises mainly from USD denominated financial instruments. The group has conducted a sensitivity analysis of its exposure to foreign currency risk. The group is currently materially exposed to the United States dollar (USD). The sensitivity analysis is conducted on a currency-by-currency basis using the sensitivity analysis variable, which is based on the average annual movement in exchange rates over the past five years at year-end spot rates. The variable for each currency the group is materially exposed to is listed below:  USD: 5.13% (2018: 3.7%) Profit is more sensitive to movements in the AUD/USD exchange rates in 2019 than 2018 because of the increased amount of USD denominated cash and cash equivalents. The group's exposure to other foreign exchange movements is not material. (b) Credit risk Exposure to credit risk relating to financial assets arises from the potential non-performance by counterparties of contract obligations that could lead to a financial loss to the group. (i) Risk management Credit risk is managed through the maintenance of procedures (such as the utilisation of systems for the approval, granting and renewal of credit limits, regular monitoring of exposures against such limits and monitoring the financial stability of significant customers and counterparties), ensuring to the extent possible that customers and counterparties to transactions are of sound credit worthiness. Such monitoring is used in assessing receivables for impairment. Credit terms are normally 30 days from the invoice date. Risk is also minimised through investing surplus funds in financial institutions that maintain a high credit rating. 43

Genetic Technologies Limited (ASX:GTG) (ii) Impairment of financial assets The group has one type of financial asset subject to the expected credit loss model:  trade receivables for sales of inventory While cash and cash equivalents are also subject to the impairment requirements of AASB 9, the identified impairment loss was immaterial. Trade receivables The group applies the AASB 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. To measure the expected credit losses, trade receivables assets have been grouped based on shared credit risk characteristics and the days past due. Trade receivables are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan with the group, and a failure to make contractual payments for a period of greater than 90 days past due. Impairment losses on trade receivables are presented as net impairment losses within operating profit. Subsequent recoveries of amounts previously written off are credited against the same line item. Previous accounting policy for impairment of trade receivables In the prior year, The Group’s credit risk was managed on a Group basis. Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. Other receivables represent amounts accrued for which reimbursement will be applied for from the Australian Taxation Authority under the Governments Research & Development grant. The maximum exposures to credit risk at 30 June 2018 in relation to each class of recognsied financial asset is the carrying amount of those assets, as indicated in the balance sheet. Financial assets included on the balance sheet that potentially subject the Group to concentration of credit risk consist principally of cash and cash equivalents and trade receivables. In accordance with the guidelines of the Group’s Short Term Investment Policy, the Group minimises this concentration of risk by placing its cash and cash equivalents with financial institutions that maintain superior credit ratings in order to limit the degree of credit exposure. For banks and financial institutions, only independently-rated parties with a minimum rating of “A-1” are accepted. The Group has also established guidelines relative to credit ratings, diversification and maturities that seek to maintain safety and liquidity. The Group does not require collateral to provide credit to its customers. On 1 April 2017, a change to the billing policy for the BREVAGenplus® test was introduced whereby the test is now only provided on a patient self-pay basis. This is in contrast to prior periods, whereby once a BREVAGenTM or BREVAGenplus® test had been performed, historically a patient elected to self-pay or where applicable seek healthcare provider payment on receipt of the outcome of the test. The nature of this revenue recognition cycle increased the risk of credit exposure. The Group has not entered into any transactions that qualify as a financial derivative instrument. The trade receivables balance is reflective of historical collection rates which are monitored on an ongoing basis and adjusted accordingly based on changing collection and test data. As at 30 June 2019, the balance of the Group’s total accrued net trade receivables was $10,503. Credit risk further arises in relation to financial guarantees given by the Group to certain parties in respect of obligations of its subsidiaries. Such guarantees are only provided in exceptional circumstances.    significant financial difficulties of the debtor probability that the debtor will enter bankruptcy or financial reorganisation, and default or late payments. Receivables for which an impairment provision was recognised were written off against the provision when there was no expectation of recovering additional cash. 44

Annual Report

(c) Liquidity risk

Liquidity risk arises from the possibility that the group might encounter difficulty in settling its debts or otherwise meeting its obligations related to financial liabilities. The group manages this risk through the following mechanisms:

- preparing forward looking cash flow analyses in relation to its operating, investing and financing activities;
- obtaining funding from a variety of sources;
- maintaining a reputable credit profile;
- managing credit risk related to financial assets;
- investing cash and cash equivalents and deposits at call with major financial institutions; and
- comparing the maturity profile of financial liabilities with the realisation profile of financial assets.

(i) Maturities of financial liabilities

The tables below analyse the group's financial liabilities into relevant maturity groupings based on their contractual maturities. The amounts disclosed in the table are the contractual undiscounted cash flows.

Contractual maturities of financial liabilities	Less than 6 months	6 - 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	Carrying amount (assets)/ liabilities
At 30 June 2019	**$**	**$**	**$**	**$**	**$**	**$**	**$**
Trade payables	1,005,308	-	-		-	1,005,308	1,005,308
	1,005,308	**-**	**-**	**-**	**-**	**1,005,308**	**1,005,308**
At 30 June 2018							
Trade payables	945,130	-	-		-	945,130	945,130
	945,130	**-**	**-**		**-**	**945,130**	**945,130**

12 Capital management

(a) Risk management

The group's objectives when managing capital are to:

- safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders, and
- maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the group may issue new shares or reduce its capital, subject to the provisions of the group's constitution. The capital structure of the group consists of equity attributed to equity holders of the group, comprising contributed equity, reserves and accumulated losses. By monitoring undiscounted cash flow forecasts and actual cash flows provided to the board by the group's management, the board monitors the need to raise additional equity from the equity markets.

(b) Dividends

No dividends were declared or paid to members for the year ended 30 June 2019 (2018: nil). The group's franking account balance was nil at 30 June 2019 (2018: nil).

45

Genetic Technologies Limited (ASX:GTG)

13 Interests in other entities

(a) Material subsidiaries

The group's principal subsidiaries at 30 June 2019 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the group, and the proportion of ownership interests held equals the voting rights held by the group. The country of incorporation or registration is also their principal place of business.

Name of entity	Place of business/ country of incorporation	Ownership interest held by the group 2019 %	2018 %	Ownership interest held by non-controlling interests 2019 %	2018 %
GeneType Corporation	US	**100**	100	**-**	-
Gene Ventures Pty Ltd	Australia	**100**	100	**-**	-
GeneType Pty Ltd	Australia	**100**	100	**-**	-
Genetic Technologies Corporation Pty Ltd	Australia	**100**	100	**-**	-
Phenogen Sciences Inc	US	**100**	100	**-**	-
Genetic Technologies HK Limited	HK	**100**	-	**-**	-

In December 2018, Genetic Technologies Limited entered and invested $250,000 into a Joint Venture agreement with Blockshine Health Pty Ltd. with an ownership of 49%. During the year, the Company determined that the $250,000 investment in the Joint Venture agreement was fully impaired. Subsequent to year end, the Company announced the joint venture agreement was cancelled.

In August 2018, the Company invested $250,000 into Swisstec towards the proposed joint venture to enable the Company and Swisstec to collaborate to develop a medical and health service platform using blockchain technology. During the year, the Company determined that the investment of $250,000 in the joint venture was fully impaired. The expiry of the sunset period related to the joint venture was announced on the ASX on August 7, 2019.

At the end of the year ended 30 June 2019, Genetic Technologies HK Limited has 100% ownership of Hainang Aocheng Genetic Technologies Co. Limited.

14 Contingent liabilities and contingent assets

The group had no contingent liabilities at 30 June 2019 (2018: nil).

15 Commitments

(a) Non-cancellable operating leases

The group leases an office under a non-cancellable operating lease expiring in December 2021. On renewal, the terms of the leases are renegotiated.

	2019 $	2018 $
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:		
Within one year	**250,068**	41,625
Later than one year but not later than five years	**266,560**	-
	516,628	41,625

46

Annual Report As at 30 June 2019, the above operating leases related to the following premises that are currently occupied by the group: Date of expiry of lease Minimum payments ($) Location Landlord Use 60-66 Hanover Street Fitzroy, Victoria 3065 Australia Crude Pty. Ltd. Office/laboratory August 31, 2021 487,837 1300 Baxter Street, Suite 157, Charlotte, North Carolina Mid-town Partners LLC Office Month to month 28,791 Total 516,628 Apart from the above, there were no other commitments as at 30 June 2019. 16 Events occurring after the reporting period The following matters have occurred subsequent to period end that has significantly affected, or may significantly affect, the operations of the group, the results of those operations or the state of affairs of the group or economic entity in subsequent financial years.  The Company appointed Mr. Nick Burrows as Non-Executive Independent Director to the board on 2 September 2019.  On 2 August, 2019, the Company announced a ratio change on the ADR program from 1 ADS representing 150 Ordinary Shares to a new ratio of 1 ADS representing 600 Ordinary Shares. The ratio change will result in a reverse split on Genetic Technologies ADSs on the basis of 1 ADS for 4 old ADS held. The Ordinary Shares of Genetic Technologies Limited will not be affected by this change in the ADS to ordinary shares ratio.  On July 11, 2019, the Company announced the appointment of a new Company Secretary in form of Mr. Justyn Stedwell and appointed a new Chief Financial Officer of the Company in form of Mr. Phillip Hains. These appointments replace roles performed by Mr. Paul Viney due to his departure which was announced during the same month.  On September 24, 2019, the Company announced resignation of Dr. Paul Kasian (current Chairman and interim Chief Executive Officer) with immediate effect with Dr. George Muchnicki taking up the role of the interim Chief Executive Officer.  On September 23, 2019, the Company announced the signing of a three-year collaboration agreement with Translational Genomics Research Institute (TGen) of Phoenix, Arizona USA. The agreement includes cooperation in the design feasibility analysis of clinical research studies to support the clinical application of GTG’s polygenic risk tests and identification of appropriate clinical partners to participate in the studies. 17 Related party transactions (a) Parent entities Ultimate parent Genetic Technologies Limited is the ultimate Australian parent company. As at the date of this Report, no shareholder controls more than 50% of the issued capital of the Company. Transactions within the Group and with other related parties During the year ended 31 December 2019, the only transactions between entities within the Group and other related parties occurred, are as listed below. Except where noted, all amounts were charged on similar to market terms and at commercial rates. 47

Genetic Technologies Limited (ASX:GTG) Debt convertible notes During the year ended 30 June 2015, the Company finalised the raising of $2,150,000 via the issue of unlisted secured (debt) notes to existing and new Australian institutional and wholesale investors. The debt notes carried a 10.0% coupon rate, and as approved at the Annual General Meeting, held on 25 November 2014, became convertible notes which could convert into ordinary shares (at a 10.0% discount to the 5 day VWAP). These convertible notes also carry free attached options to purchase further shares in the Company. Of these convertible notes, $125,000 were issued to a holder associated with Dr Lindsay Wakefield, a Company director at the time of issue, on the same terms and conditions as other note holders, all of which were converted during the year ended 30 June 2015. The 8,333,333 share options attached to these convertible notes expired during the year ended 30 June 2019. Dr Muchnicki and Mr Rubinstein, both of whom were elected as Directors of the Company on 31 January 2018, also participated in the debt convertible notes raising, during the year ended 30 June 2019 associated options indirectly held of 6,666,667 and 5,000,000 respectively expired. Blockchain Global Limited As announced by the Company on 15 February 2018, a non-binding terms sheet with Blockchain Global Limited(BCG) was entered to provide a framework for continuing discussions between the two companies, with the proposed transaction being subject to shareholder approval (by non-associated Shareholders); and as announced by the Company on 2 August 2018, a framework agreement with BCG was entered formalizing the non-binding terms sheet and providing a framework for a strategic alliance between the Company and BCG, with the agreement became binding on 29 November 2018 upon receiving the requisite shareholder approval. The agreement proposed the issue of 486 million shares to BCG in 3 tranches subject to the achievement of certain milestones. To date no shares have been issued under the framework agreements and no milestones have been achieved. Any rights to the 486 million milestone shares lapse between 27th December 2019 and 27 June 2020. The company has accounted for these share issuances in accordance with its accounting policy for share-based payment transactions and has not recorded any associated expense in the current year given performance conditions have not been met and are not currently considering any Blockchain related projects. A number of Directors of the Company presently or previously have had involvement with BCG. Mr Sam Lee has a direct and indirect share interest and was a CEO and managing director of BCG. Mr Peter Rubinstein held a minority shareholding in the entity and was also a director in BCG. Dr George Muchnicki has a direct and indirect interest in BCG. Dr Paul Kasian was previously a director of BCG until July 2018. Performance Rights Issuance After receiving requisite shareholder approval on 29 November 2018, the Company has issued 76,250,000 performance rights to Directors of the Company as follows:  7,500,000 Class A Performance Rights, 25,000,000 Class B Performance Rights and 25,000,000 Class C performance Rights to Dr Paul Kaisian     3,750,000 Class A Performance Rights to Dr Lindsay Wakefield 6,250,000 Class A Performance Rights to Dr George Muchnicki 5,000,000 Class A Performance Rights to Mr Peter Rubinstein 3,750,000 Class A Performance Rights to Mr Xue Lee The Company has accounted for these performance rights in accordance with its accounting policy for share-based payment transactions and has recorded $104,441 of associated expense in the current year. Information on the valuation of performance rights is included within Note 18b. Blockshine Health Joint Venture The Company, via its subsidiary Gene Ventures Pty Ltd, entered into a joint venture with Blockshine Technology Corporation (BTC). The joint venture company, called Blockshine Health, will pursue and develop blockchain opportunities in the biomedical sector. Blockshine Health will have full access to BTC’s technology (royalty free) as well as all of its opportunities in the biomedical sector. The Company invested $250,000 into the joint venture for a 49% equity stake. During the year the Company determined that the $250,000 investment in the Joint Venture agreement was fully impaired. Subsequent to year end (August 6, 2019) the Company announced the Joint Venture agreement was cancelled. 48

Annual Report Dr George Muchnicki (GTG’s nominee for directorship) is currently the director of both the Company and Blockshine Health. At this time, no Directors fees are payable to Dr Muchnicki by the joint venture company Blockshine Health. Genetic Technologies HK Limited and Aocheng Genetic Technologies Co. Ltd - Joint Venture In August 2018, the Company announced a Heads of Agreement had been reached with Representatives of the Hainan Government - Hainan Ecological Smart City Group (“HESCG”), a Chinese industrial park development & operations company have formally invited Genetic Technologies Limited (“GTG”) to visit the Hainan Medical Pilot Zone to conduct a formal review and discuss opportunities for market entry into China via the Hainan Free Trade Zone initiative. The invitation was extended to GTG via Beijing Zishan Health Consultancy Limited (“Zishan”), demonstrating the potential for growth presented by the proposed Joint Venture between the parties (as announced to the market on 14 August 2018). Participants in the Hainan Medical Pilot Zone gain access to the Chinese healthcare market with an estimated value in excess of US$800B. Discussions with HESCG form part of an official review process to evaluate the feasibility of offering GTG’s suite of genetic risk assessment tests into China through the Hainan Medical Pilot Zone. Subsequently, the Company announced the official formation of Genetic Technologies HK Limited and Aocheng Genetic Technologies Co. Ltd in Hong Kong to the market on March 27, 2019, With a growing clinical market and increased government investment in health-related technology, China is poised to become one of the largest global markets for genomic testing. The invitation from representatives of the Hainan Government represents a significant opportunity for GTG to advance the adoption of genetic risk assessment tests in the region. GTG’s Chairman, Dr Paul Kasian has been named in the formation Heads of Agreement document to be the Chairman of the Joint Venture entity. At this time, no Directors fees or emoluments have been paid to Dr Kasian, nor have agreements regarding fees been reached. Lodge Corporate Dr. Kasian was a director of corporate finance and corporate advisor from December 2017 to February 2019 with Lodge Corporate. During the year, the company engaged in corporate advisory services with Lodge Corporate and had transactions worth $67,000 during the financial year end 2019. Mr. Phillip Hains (Chief Financial Officer) Subsequent to the financial year end 2019, on July 11, 2019, the Company announced that it had appointed Mr. Phillip Hains (MBA, CA) as the Chief Financial Officer who has over 30 years of extensive experience in roles with a portfolio of ASX and NASDAQ listed companies and provides CFO services through his firm The CFO Solution. Prior to this point the Company had a similar arrangement with The CFO Solution, where it would engage and provided services of overall CFO, accounting and other finance related activities. During the financial year 2019, the company had transactions valued at $45,459 with The CFO Solution towards provision of overall CFO, accounting and other finance related activities. There were no transactions with parties related to Key Management Personnel during the year other than that disclosed above. Details of Directors and Key Management Personnel as at balance date Directors      Dr Paul Kasian (Former Chairman and Interim Chief Executive Officer) (resigned September 24, 2019) Dr Lindsay Wakefield (Non-Executive) Dr Jerzy Muchnicki (Executive Director) (appointed on September 24, 2019) Mr Peter Rubinstein (Non-Executive) Mr Xue Lee (Non-Executive) (resigned on July 9, 2019) 49

Genetic Technologies Limited (ASX:GTG) Executives   Dr Richard Allman (Scientific Director) Mr Paul Viney (Chief Financial Officer, Chief Operating Officer and Company Secretary) (appointed on December 15, 2019 and resigned on July 15, 2019)  Mr Kevin Fischer (Chief Financial Officer) (resigned on December 31, 2018) (b) Key management personnel compensation 2019 2018 $ $ Short-term employee benefits 964,162 1,215,632 Post-employment benefits 86,130 96,315 Long-term benefits 734 2,371 Termination benefits - 164,760 Share-based payments 157,886 130,385 1,208,912 1,609,463 The above table includes remuneration paid to Kevin Fischer (resigned on December 31, 2018) during the financial year. 18 Share-based payments (a) Employee Option Plan The fair value of options granted under an Employee Option Plan is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognized over the vesting period over which all of the specified vesting conditions are to be satisfied. The fair value at grant date is determined by management with the assistance of an independent valuer, using a Black-Scholes option pricing model or a Monte Carlo simulation analysis. The total amount to be expensed is determined by reference to the fair value of the options granted;   including any market performance conditions (e.g. the entities share price) excluding the impact of any service and non-market performance vesting conditions (e.g. remaining an employee over a specified time period) The cumulative employee benefits expense recognised at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired; and (ii) the number of awards that, in the opinion of the Directors of the Group, will ultimately vest. This opinion is formed based on the best information available at balance date. Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as at the date of modification. Where appropriate, the dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share. The Company’s policy is to treat the options of terminated employees as forfeitures. On November 30, 2001, the Directors of the Company established a Staff Share Plan. On November 19, 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan. Under the terms of the respective Plans, the Directors may, at their discretion, grant options over the ordinary shares in the Genetic Technologies Limited to executives, consultants, employees, and former Non-Executive Directors, of the Company. During the year 16,000,000 options over ordinary shares were granted pursuant the Employee Option Plan. The following information relates to ordinary shares granted pursuant to the Employee Option Plan at no cost for year ended 30 June 2019. 50

Annual Report Set out below are summaries of all listed and unlisted options, including ESOP: 2019 Average exercise price per share option Number of options As at 1 July $0.017 55,102,778 Granted to KentGrove Capital $0.015 12,500,000 Granted to employees during the year $0.010 16,000,000 Lapsed during the year $0.020 (19,236,111) Forfeited during the year $0.010 (6,000,000) Lapse of unlisted options attached to convertible notes $0.015 (20,366,667) As at 30 June $0.015 38,000,000 Note: On August 8, 2018, the Company announced that it issued the following securities to Kentgrove Capital Pty Ltd:   8,833,100 Shares in lieu of payment of the Establishment Fee (Establishment Shares); 12,500,000 Options exercisable at $0.0153 each and expiring 3 years after issue (Establishment Options); and  100,000,000 Shares as security for the Company's obligations under the Kentgrove Facility (Collateral Shares). Fair value of options granted The options granted to Kentgrove Capital Pty Ltd were valued based on the following: 2019 Grant Date 08 Aug 2018 Options issued 12,500,000 Dividend yield - Historic volatility and expected volatility 80% Option exercise price $0.0153 Fair value of options at grant date $0.0040 Weighted average exercise price $0.0153 Risk-free interest rate 2.02% Expected life of an option 3 years Model used Black-Scholes 51

Genetic Technologies Limited (ASX:GTG)

As at June 30, 2019, the following options over Ordinary Shares in the Company were outstanding.

	2019	**Weighted ave. exercise price**	2018	Weighted ave. exercise price
Unlisted employee options (refer below)	25,500,000	$0.015	34,736,111	$0.017
Unlisted options attached to convertible notes	-	-	20,366,667	$0.015
Unlisted options granted to KentGrove Capital	12,500,000	$0.015	-	-
	38,000,000	**$0.015**	55,102,778	$0.016

On November 30, 2001, the Directors of the Company established a Staff Share Plan. On November 19, 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan. Under the terms of the respective Plans, the Directors of the Company may grant options over Ordinary Shares in Genetic Technologies Limited to executives, consultants and employees of the Company. The options, which are granted at nil cost, are not transferable and are not quoted on the ASX. As at June 30, 2019, there was 2 executive and 12 employees who held options that had been granted under the Plans. Options granted under the Plans carry no rights to dividends and no voting rights.

The movements in the number of options granted under the Plans are as follows:

	2019	**Weighted ave. exercise price**	2018	Weighted ave. exercise price
Unlisted employee options				
Balance at the beginning of the financial year	34,736,111	$0.017	54,736,111	$0.016
Add: options granted during the year	16,000,000	$0.010	-	-
Less: options lapsed during the year	(19,236,111)	$0.020	-	-
Less: options forfeited during the year	(6,000,000)	$0.010	(20,000,000)	$0.014
Balance at the end of the financial year	**25,500,000**	**$0.015**	34,736,111	$0.017

There were no options exercised under the Employee Option Plan during the year ended June 30, 2019 (2018: Nil).

52

Annual Report

The numbers of options outstanding as at June 30, 2019 by ASX code, including the respective dates of expiry and exercise prices, are tabled below (refer Note 23 for further information). The options tabled below are not listed on ASX.

Option description	**2019**	**Weighted ave. exercise price**	2018	Weighted ave. exercise price
Unlisted options				
Options to Kentgrove (expiring August 8, 2021)	12,500,000	$0.015	-	-
GTGAD (expiring September 14, 2020)	-	-	-	-
GTGAD (expiring November 24, 2020)	-	-	19,236,111	$0.020
GTGAD (expiring March 31, 2021)	5,000,000	$0.020	5,000,000	$0.020
GTGAD (expiring February 16, 2022)	5,500,000	$0.010	10,500,000	$0.010
ESOP options (expiring December 11, 2021)	15,000,000	$0.010		
Total	**38,000,000**	**$0.015**	34,736,111	$0.017
Unlisted options attached to convertible notes				
GTGAC (expiring December 2, 2018)	-	-	20,366,667	$0.015
Balance at the end of the financial year	38,000,000	$0.015	55,102,778	$0.016
Exercisable at the end of the financial year	**38,000,000**	**$0.015**	48,102,778	$0.017

20,366,667 unlisted options attached to convertible note expired on December 2, 2018, no options were exercised.

The weighted average remaining contractual life of options outstanding as at June 30, 2019 was 2.16 years (2018: 1.94 years).

53

Genetic Technologies Limited (ASX:GTG) (i) Fair value of options granted During the year 16,000,000 options over Ordinary Shares were granted pursuant the Employee Option Plan. The following information relates to Ordinary Shares granted pursuant to the Employee Option Plan at no cost for year ended 30 June 2019; i. 16,000,000 unlisted options (Expiring on December 11, 2021 with an exercise price of $0.01 vesting on 30 June 2019) over Ordinary Shares pursuant to the Employee Option Plan were granted. The fair value of each option granted is estimated by an external valuer using a Black-Scholes option-pricing model, with assumptions as follows: 2019 Grant Date 12 Dec 2018 Options issued 16,000,000 Dividend yield - Historic volatility and expected volatility 80% Fair value of options at grant date $0.0051 Option exercise price $0.010 Weighted average exercise price $0.030 Risk-free interest rate 2.02% Expected life of an option 2.8 years Model used Black-Scholes The following information relates to Ordinary Shares granted pursuant to the Employee Option Plan at no cost for year ended 30 June 2017; i. 1,250,000 options to a number of employees of the Company’s US Subsidiary, Phenogen Sciences Inc. The options vest based on non-market performance conditions (requirement to remain employed by the Company) in three tranches commencing on the date of the 2017 Annual General Meeting (AGM) of the Company and then at each of the 12 and 24 month anniversaries thereafter. The fair value of each option granted is estimated by an external valuer using a Black-Scholes option-pricing model, with assumptions as follows 2017 Grant Date 17 Feb 2017 Options issued 1,250,000 Dividend yield - Historic volatility and expected volatility 60% Fair value of options at grant date $0.050 Option exercise price $0.010 Weighted average exercise price $0.010 Risk-free interest rate 2.19% Expected life of an option 4.5 years Model used Black-Scholes 54

Annual Report As at 30 June 2019, there was 1 employee (2018: 1) who held options that had been granted under the Plan. The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information. ii. 21,500,000 options to a number of KMP. The options vest based on non-market performance conditions (requirement to remain employed by the Company) in three tranches commencing on the date of the 2017 Annual General Meeting (AGM) of the Company and then at each of the 12 and 24 month anniversaries thereafter. The fair value of each option granted is estimated by an external valuer using a Black-Scholes option-pricing model, with assumptions as follows 2017 Grant Date 17 Feb 2017 Options issued 21,500,000 Dividend yield - Historic volatility and expected volatility 60% Option exercise price $0.010 Fair value of options at grant date $0.050 Weighted average exercise price $0.010 Risk-free interest rate 2.19% Expected life of an option 4.5 years Model used Black-Scholes iii. 1,250,000 options (2016: 2,000,000 options) to a number of employees of the Company’s US Subsidiary, Phenogen Sciences Inc. The options vest based on non-market performance conditions (requirement to remain employed by the Company) in three tranches commencing on the date of the 2017 Annual General Meeting (AGM) of the Company and then at each of the 12 and 24 month anniversaries thereafter (2016: three equal tranches after 12 months, 24 months, and 36 months from date of grant, respectively). The fair value of each option granted is estimated by an external valuer using a Black-Scholes option-pricing model, with assumptions as follows: 2017 2016 Grant Date 17 Feb 2017 1 April 2016 25 Nov 2015 Options issued 1,250,000 500,000 1,500,000 Dividend yield - - - Historic volatility and expected volatility 60% 80% 80% Option exercise price $0.010 $0.039 $0.058 Fair value of options at grant date $0.050 $0.0065 $ 0.0139 Weighted average exercise price $0.010 $0.039 $0.058 Risk-free interest rate 2.19% 1.93% 2.22% Expected life of an option 4.5 years 4.3 years 4.5 years Model used Black-Scholes Black-Scholes Black-Scholes 55

Genetic Technologies Limited (ASX:GTG) After receiving requisite shareholder approval on 29 November 2018, the Company has issued 76,250,000 performance rights to Directors of the Company as follows:  7,500,000 Class A Performance Rights, 25,000,000 Class B Performance Rights and 25,000,000 Class C performance Rights to Dr Paul Kaisian     3,750,000 Class A Performance Rights to Dr Lindsay Wakefield 6,250,000 Class A Performance Rights to Dr George Muchnicki 5,000,000 Class A Performance Rights to Mr Peter Rubinstein 3,750,000 Class A Performance Rights to Mr Xue Lee The Company has accounted for these performance rights in accordance with its accounting policy for share-based payment transactions and has recorded $104,441 of associated expense in the current year-end. (b) Valuation of Performance Rights The Performance Rights are not currently quoted on the ASX and as such have no ready market value. The Performance Rights each grant the holder a right of grant of one ordinary Share in the Company upon vesting of the Performance Rights for nil consideration. Accordingly, the Performance Rights may have a present value at the date of their grant. Various factors impact upon the value of Performance Rights including:    the period outstanding before the expiry date of the Performance Rights; the underlying price or value of the securities into which they may be converted; the proportion of the issued capital as expanded consequent upon conversion of the Performance Rights into Shares (i.e. whether or not the shares that might be acquired upon exercise of the options represent a controlling or other significant interest); and  the value of the shares into which the Performance Rights may be converted. There are various formulae which can be applied to determining the theoretical value of options (including the formula known as the Black-Scholes Model valuation formula and the Monte Carlo simulation). The Company has commissioned an independent valuation of the Performance Rights. The independent valuer has applied the Monte Carlo simulation in providing the valuation of the Performance Rights. Inherent in the application of the Monte Carlo simulation are a number of inputs, some of which must be assumed. The data relied upon in applying the Monte Carlo simulation was: a) exercise price being 0.0 cents per Performance Right for all classes; b) VWAP hurdle (10 days consecutive share price hurdle) equaling 2.0 cents for Class A and Class B and 3.3 cents for Class C Performance Rights; c) the continuously compounded risk-free rate being 2.02% for all classes of Performance Rights (calculated with reference to the RBA quoted Commonwealth Government bonds as at 8 October 2018 of similar duration to that of the expected life of each class of Performance Right); d) the expected option life of 2.8 years for all classes of Performance Rights; and e) a volatility measure of 80%. 56

Annual Report

(c) Other information

Based on the independent valuation of the performance rights, the company agrees that the total value of the performance rights to be issued to each director (depending on the share price at issue) is as follows:

Valuation of Class A Performance Rights

	Number of Performance Rights issued	Valuation per Class A (cents)	Total fair value of Class A Performance Rights	Expense accounted for during the year
Dr Paul Kasian	7,500,000	0.77	$57,750	$11,229
Dr Lindsay Wakefield	3,750,000	0.77	$28,875	$5,614
Dr George Muchnicki	6,250,000	0.77	$48,125	$9,358
Mr Peter Rubinstein	5,000,000	0.77	$38,500	$7,486
Mr Xue Lee	3,750,000	0.77	$28,875	$28,849

Valuation of Class B Performance Rights

	Number of Performance Rights issued	Valuation per Class B (cents)	Class B Performance Rights	Expense accounted for during the year
Dr Paul Kasian	25,000,000	0.77	$192,500	$37,431

Valuation of Class C Performance Rights

	Number of Performance Rights issued	Valuation per Class C (cents)	Class C Performance Rights	Expense accounted for during the year
Dr Paul Kasian	25,000,000	0.57	$142,500	$27,708

(d) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period were as follows:

	2019	2018
	$	$
Kentgrove options issued	**15,278**	-
Performance rights issued	**104,441**	-
Options issued under employee option plan	**215,383**	129,635
Total expenses arising from share-based payments	**335,102**	129,635

57

Genetic Technologies Limited (ASX:GTG) 19 Remuneration of auditors During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms: (a) (i) PricewaterhouseCoopers Australia Audit and other assurance services 2019 2018 $ $ Audit and review of financial statements 288,000 288,200 Total remuneration for audit and other assurance services 288,000 288,200 20 Loss per share (a) Reconciliations of earnings used in calculating earnings per share 2019 2018 $ $ Basic and diluted loss per share Loss attributable to the ordinary equity holders of the company used in calculating loss per share: From continuing operations 6,425,604 5,463,872 (b) Weighted average number of shares used as the denominator 2019 2018 Number Number Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share 2,635,454,870 2,435,282,724 On the basis of the group's losses, the outstanding options as at 30 June 2019 are considered to be anti-dilutive and therefore were excluded from the diluted weighted average number of ordinary shares calculation. 58

Annual Report 21 Parent entity financial information (a) Summary financial information The individual financial statements for the parent entity show the following aggregate amounts: 2019 2018 $ $ Balance sheet Current assets 2,647,000 5,708,300 Non-current assets 8,464,394 264,334 Total assets 11,111,394 5,972,634 Current liabilities 1,479,781 1,149,581 Non-current liabilities 809 10,086,364 Total liabilities 1,480,590 11,235,945 Shareholders' equity Share Capital 130,499,743 122,372,662 Reserves: Share-based payments 3,339,430 2,953,424 Retained earnings (153,728,884) (130,589,397) Total Equity (5,294,257) (5,263,311) Profit or loss for the period (6,372,004) (4,520,557) As at 30 June 2019, the intercompany loan balance between the parent and its subsidiaries amounted to nil due to a $18,456,661 impairment loss on the intercompany loans recognised during the year ended 30 June 2019 (2018: nil). 22 Summary of significant accounting policies (a) Basis of preparation The financial information included in this document for the year ended 30 June 2019 is unaudited. The financial information does not constitute Genetic Technologies Limited's full financial statements for the year ended 30 June 2019, which will be approved by the board, reported on by the auditors, and lodged with the Australian Securities Exchange (ASX). The full financial statements will be prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standards and other authoritative pronouncements of the Australian Accounting Standards Board. The group's financial report does not include all the notes of the type normally included in an annual financial report. The financial report has been prepared in accordance with the recognition and measurement requirements, but not all disclosure requirements of Australian Accounting Standards and Interpretations and the Corporations Act 2001. (i) Historical cost convention The financial statements have been prepared on a historical cost basis. (ii) Going concern Please refer to Note 1 for detailed note on going concern matters. 59

Genetic Technologies Limited (ASX:GTG) (iii) New and amended standards adopted by the group The group has applied the following standards and amendments for the first time for their annual reporting period commencing 1 July 2018:    AASB 9 Financial Instruments AASB 15 Revenue from Contracts with Customers AASB 2016-5 Amendments to Australian Accounting Standards - Classification and Measurement of Share-based Payment Transactions  Interpretation 22 Foreign Currency Transactions and Advance Consideration. The adoption of these amendments did not have any impact on the current period or any prior period and is not likely to affect future periods. (iv) New standards and interpretations not yet adopted Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2019 reporting periods and have not been early adopted by the group. The group’s assessment of the impact of these new standards and interpretations is set out below. Title of standard AASB 16 Leases Nature of change AASB 16 was issued in February 2016. It will result in almost all leases being recognised on the consolidated balance sheet by lessees, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognised. The only exceptions are short-term and low-value leases. Impact The group has reviewed all leasing arrangements in light of the new lease accounting rules in AASB 16. The standard will affect the accounting for the group’s operating leases. As at the reporting date, the group has non-cancellable operating lease commitments of $487,849. The group expects to recognise at 1 July 2019 right-of-use assets of an amount approximating the nominal value of these non-cancellable operating lease commitments, discounted at the group's incremental borrowing rate. A corresponding lease liability will offset the amount recognised as a right-of-use asset at 1 July 2019. Overall net current assets will be $ 14,712 lower due to the presentation of a portion of the liability as a current liability. In financial year 2020, the operating cash flows will increase and financing cash flows decrease by approximately $221,281 as repayment of the principal portion of the lease liabilities will be classified as cash flows from financing activities. Mandatory application date/ Date of adoption by group The group will apply the standard from its mandatory adoption date of 1 July 2019. The group intends to apply the simplified transition approach and will not restate comparative amounts for the year prior to first adoption. Right-of-use assets for property leases will be measured on transition as if the new rules had always been applied. All other right-of-use assets will be measured at the amount of the lease liability on adoption (adjusted for any prepaid or accrued lease expenses). There are no other new standards and interpretations that are not yet effective and that would be expected to have a material impact on the group in the current or future reporting periods and on foreseeable future transactions. 60

Annual Report (b) (i) Principles of consolidation and equity accounting Subsidiaries Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases. The acquisition method of accounting is used to account for business combinations by the group. Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group. (c) Segment reporting Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. This has been identified as the chief executive officer. (d) (i) Foreign currency translation Functional and presentation currency Items included in the financial statements of each of the group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in Australian dollar ($), which is Genetic Technologies Limited's functional and presentation currency. (ii) Transactions and balances Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognised in profit or loss. Foreign exchange gains and losses that relate to borrowings are presented in the consolidated statement of profit or loss, within finance costs. All other foreign exchange gains and losses are presented in the consolidated statement of profit or loss on a net basis within other gains/(losses). Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as at fair value through other comprehensive income are recognised in other comprehensive income. (iii) Group companies The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:  assets and liabilities for each consolidated balance sheet presented are translated at the closing rate at the date of that consolidated balance sheet  income and expenses for each consolidated statement of profit or loss and consolidated statement of profit or loss and other comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and  all resulting exchange differences are recognised in other comprehensive income. On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognised in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale. 61

Genetic Technologies Limited (ASX:GTG) (e) Revenue recognition IFRS 15 supersedes IAS 11 Construction Contracts, IAS18 Revenue and related interpretations and it applies to all revenue arising from contracts with customers, unless those contracts are in the scope of other standards. The new standard has been applied as at 1 July 2018 using the modified retrospective approach and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The standard requires entities to exercise judgement, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with their customers. The standard also specifies the accounting for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. The adoption of IFRS 15 has not impacted the amounts disclosed within the financial statements.The following recognition criteria must also be met before revenue is recognised: (i) Genetic testing revenues The Company operates facilities which provide genetic testing services. Revenue from the provision molecular risk testing for cancer (BREAVGenplus) is recognised at a point time when the group has provided the customer with their test results, the single performance obligation. (ii) Interest income Revenue is recognised as the interest accrues using the effective interest method. (iii) Government Grants The Australian government replaced the research and development tax concession with research and development (R&D) tax incentive from 1 July 2011. The R&D tax incentive applies to expenditure incurred and the use of depreciating assets in an income year commencing on or after 1 July 2011. A refundable tax offset is available to eligible companies with an annual aggregate turnover of less than $20 million. Management has assessed the Group’s activities and expenditure to determine which are likely to be eligible under the incentive scheme. The Group accounts for the R&D tax incentive as a government grant. The grant is recognised as other income over the period in which the R&D expense is recognised. (f) Government grants Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the group will comply with all attached conditions. Note 4 provides further information on how the group accounts for government grants. (g) Income tax The income tax expense or credit for the period is the tax payable on the current period's taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses. The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the company and its subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities. Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled. Deferred tax assets are recognised only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses. 62

Annual Report (h) Leases Leases in which a significant portion of the risks and rewards of ownership are not transferred to the group as lessee are classified as operating leases (note 15). Payments made under operating leases (net of any incentives received from the lessor) are charged to profit or loss on a straight-line basis over the period of the lease. (i) Impairment of assets The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, the Group makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs of disposal or its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset’s value-in-use cannot be estimated to be close to its fair value. In such cases, the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses relating to operations are recognised in those expense categories consistent with the function of the impaired asset unless the asset is carried at its revalued amount, in which case the impairment loss is treated as a revaluation decrease. An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised. If so, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in profit or loss unless it reverses a decrement previously charged to equity, in which case the reversal is treated as a revaluation increase. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life. (j) Cash and cash equivalents For the purpose of presentation in the consolidated statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities in the consolidated balance sheet. (k) Trade receivables Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less loss allowance. See note 6(b) for further information about the group’s accounting for trade receivables and note 11(b) for a description of the group's impairment policies. (l) (i) Inventories Raw materials and stores, work in progress and finished goods Raw materials and stores, work in progress and finished goods are stated at the lower of cost and net realisable value. Cost comprises direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. Costs are assigned to individual items of inventory on the basis of weighted average costs. Costs of purchased inventory are determined after deducting rebates and discounts. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. (m) Property, plant and equipment Property, plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. The carrying amount of any component accounted 63

Genetic Technologies Limited (ASX:GTG) for as a separate asset is derecognised when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred. The depreciation methods and periods used by the group are disclosed in note 7(a). The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (note 22(i)). Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in profit or loss. When revalued assets are sold, it is group policy to transfer any amounts included in other reserves in respect of those assets to retained earnings. (n) Intangible assets Intangible assets are initially measured at cost. Following initial recognition, intangible assets are carried at historical cost, less any accumulated amortisation and impairment losses. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful life and assessed for impairment whenever there is an indication of impairment. Amortisation methods and periods for an intangible asset with a finite useful life is reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation method and/or period, as appropriate, which is a change in accounting estimate. The amortisation expense on intangible assets with finite lives is recognised in the consolidated statement of profit or loss and other comprehensive income. (i) Patents, licences and other rights Patents held by the group are used in the licensing, testing and research areas and are carried at cost and amortised on a straight-line basis over their useful lives, being 10 years. External costs incurred in filing and protecting patent applications, for which no future benefit is reasonably assured, are expensed as incurred. (ii) Research and development Expenditure on research activities, undertaken with the prospect of obtaining new scientific or technical knowledge and understanding, is recognised in the consolidated statement of profit or loss and other comprehensive income as an expense when it is incurred. Expenditure on development activities, being the application of research findings or other knowledge to a plan or design for the production of new or substantially improved products or services before the start of commercial production or use, is capitalised if it is probable that the product or service is technically and commercially feasible, will generate probable economic benefits, adequate resources are available to complete development and cost can be measured reliably. Other development expenditure is recognised in the consolidated statement of profit or loss and other comprehensive income as an expense as incurred. (o) Trade and other payables Trade payables and other payables are carried at amortised cost and represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services. Trade payables and other payables generally have terms of between 30 and 60 days. (p) Provisions Provisions for legal claims, service warranties and make good obligations are recognised when the group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognised for future operating losses. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small. Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognised as interest expense. 64

Annual Report (q) (i) Employee benefits Short-term obligations Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognised in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as current employee benefit obligations in the balance sheet. (ii) Other long-term employee benefit obligations In some countries, the group also has liabilities for long service leave and annual leave that are not expected to be settled wholly within 12 months after the end of the period in which the employees render the related service. These obligations are therefore measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period of high-quality corporate bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows. Remeasurements as a result of experience adjustments and changes in actuarial assumptions are recognised in profit or loss. The obligations are presented as current liabilities in the balance sheet if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting period, regardless of when the actual settlement is expected to occur. (r) Contributed equity Issued and paid up capital is recognised at the fair value of the consideration received by the Company. Transaction costs arising on the issue of ordinary shares are recognised directly in equity as a deduction, net of tax, of the proceeds received. The Company has a share-based payment option plan under which options to subscribe for the Company’s shares have been granted to certain executives and other employees. (s) (i) Loss per share Basic loss per share Basic loss per share is calculated by dividing:  the loss attributable to owners of the company, excluding any costs of servicing equity other than ordinary shares  by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year and excluding treasury shares. Diluted loss per share (ii) Diluted loss per share adjusts the figures used in the determination of basic loss per share to take into account:  the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and  the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. (t) Goods and services tax (GST) Revenues are recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenues can be reliably measured. Revenues are recognised at the fair value of the consideration received or receivable net of the amounts of Goods and Services Tax. The following recognition criteria must also be met before revenue is recognised: Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the consolidated balance sheet. Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flows. 65

Genetic Technologies Limited (ASX:GTG) (u) Parent entity financial information The financial information for the parent entity, Genetic Technologies Limited, disclosed in note 21 has been prepared on the same basis as the consolidated financial statements, except that accounted for at cost in the financial statements of Genetic Technologies Limited. Loans to subsidiaries are written down to their recoverable value as at balance date. (v) (i) New accounting standards and interpretations AASB9 There will be no impact on the group's accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss and the group does not have any such liabilities. The derecognition rules have been transferred from AASB 139 Financial Instruments: Recognition and Measurement and have not been changed. 66

Annual Report Directors' Declaration In the directors' opinion: (a) the financial statements and notes set out on pages 25 to 66 are in accordance with the Corporations Act 2001, including: i. complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and ii. giving a true and fair view of the consolidated entity's financial position as at 30 June 2019 and of its performance for the financial year ended on that date, and (b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable. Note 22(c) confirms that the financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board. The directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the Corporations Act 2001. This declaration is made in accordance with a resolution of directors. Dr Jerzy Muchnicki Executive Chairman and Interim Chief Executive Officer Melbourne 30 September 2019 67

Independent auditor’s report To the members of Genetic Technologies Limited Report on the audit of the financial report Our opinion In our opinion: The accompanying financial report of Genetic Technologies Limited (the Company) and its controlled entities (together the Group) is in accordance with the Corporations Act 2001, including: (a) giving a true and fair view of the Group's financial position as at 30 June 2019 and of its financial performance for the year then ended (b) complying with Australian Accounting Standards and the Corporations Regulations 2001. What we have audited The Group financial report comprises: • • the consolidated balance sheet as at 30 June 2019 the consolidated statement of profit or loss and other comprehensive income for the year then ended the consolidated statement of changes in equity for the year then ended the consolidated statement of cash flows for the year then ended the notes to the financial statements, which include a summary of significant accounting policies the directors’ declaration. • • • • Basis for opinion We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial report section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Independence We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code. Material uncertainty related to going concern We draw attention to Note 1 in the financial report, which indicates that the Group incurred a total comprehensive loss of $6,401,936 and had net cash outflows from operations of $6,573,182 during the PricewaterhouseCoopers, ABN 52 780 433 757 2 Riverside Quay, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001 T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au Liability limited by a scheme approved under Professional Standards Legislation.

year ended 30 June 2019. The Group’s ability to continue as a going concern is dependent on the successful execution of the planned equity raisings in October of 2019. These conditions, along with other matters set forth in Note 1, indicate that a material uncertainty exists that may cast significant doubt on the Group’s ability to continue as a going concern. Our opinion is not modified in respect of this matter. Our audit approach An audit is designed to provide reasonable assurance about whether the financial report is free from material misstatement. Misstatements may arise due to fraud or error. They are considered material if individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial report. We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the financial report as a whole, taking into account the geographic and management structure of the Group, its accounting processes and controls and the industry in which it operates. • • For the purpose of our audit we used overall Group materiality of $290,000, which represents approximately 5% of the Group’s loss from operations before income tax expense. We applied this threshold, together with qualitative considerations, to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements on the financial report as a whole. We chose Group loss from operations before income tax expense, which is a commonly accepted benchmark for a loss making trading entity. We utilised a 5% threshold based on our professional judgement, noting it is within the range of commonly acceptable thresholds. Our audit focused on where the Group made subjective judgements; for example, significant accounting estimates involving assumptions and inherently uncertain future events. The accounting processes are structured around a Group-wide finance function at the head office in Melbourne, where our procedures were predominantly performed. Certain elements of these accounting processes were transitioned to a third party service provider during the financial year. Our approach had regard for the quality of the control environment and deficiencies identified, which include lack of segregation of duties. • • • • • Materiality Audit scope

Key audit matters Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report for the current period. The key audit matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Further, any commentary on the outcomes of a particular audit procedure is made in that context. We communicated the key audit matters to the Audit and Risk Committee. In addition to the matter described in the Material uncertainty related to going concern section, we have determined the matter described below to be the key audit matters to be communicated in our report. Transactions with Related Parties (Refer to note 17) Our procedures over transactions between the Group and related parties included, amongst others: The Group had the following transactions with related parties during the financial year: • Evaluating the completeness of Group’s assessment of its related parties Evaluating the reliability of the advice from Group’s expert around the valuation techniques used to determine the fair value of each tranche of performance rights issued Assessing the Group’s accounting for the performance rights compared to the relevant accounting policy Obtaining an understanding of the formal agreement between BCG and the Group and related performance conditions associated with the issuance of milestone shares Reading minutes of meetings held amongst the board of directors where BCG matters were discussed and holding discussions with management to understand the status of any performance conditions Evaluating the appropriateness of application of Group’s accounting policy to the BCG transaction Assessing the associated disclosures made in the financial report for compliance with AASB 124, Related Party Disclosures. Performance Rights Issuance • On 12 December 2018, the Group issued 76,250,000 performance rights to Directors of the Company for nil consideration. These performance rights were issued in three different tranches and approved by shareholders on 29 November 2018. Further detail around the performance and vesting conditions is included within Note 17 and 18(b). • • The Group has accounted for these share issuances in accordance with its accounting policy for share-based payment transactions and has recorded $104,441 of associated expense in the period ended 30 June 2019. • Blockchain Global Limited (BCG) As announced by the Group on 2 August 2018, a framework agreement was formalised to build a strategic alliance between the Group and BCG, which became binding on 29 November 2018 upon approval from non-associated shareholders. • • The framework includes an issuance of 486,000,000 milestone shares to BCG in 3 tranches subject to the achievement of certain performance conditions. A number of the Directors of the Group presently or previously have had involvement with BCG. Further detail on these relationships are included in Note 17. Key audit matterHow our audit addressed the key audit matter

The Group has accounted for these share issuances in accordance with its accounting policy for share-based payment transactions and has not recorded any associated expense in the period ended 30 June 2019 given its assessment that performance conditions have not been met. This is a key audit matter due to: • Judgement in determining if performance conditions associated with the BCG milestone shares have been met. Complexity in valuing the performance rights • Other information The directors are responsible for the other information. The other information comprises the information included in the annual report for the year ended 30 June 2019, but does not include the financial report and our auditor’s report thereon. Our opinion on the financial report does not cover the other information and accordingly we do not express any form of assurance conclusion thereon. In connection with our audit of the financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed on the other information that we obtained prior to the date of this auditor’s report, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. Responsibilities of the directors for the financial report The directors of the Company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error. In preparing the financial report, the directors are responsible for assessing the ability of the Group to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the financial report Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial report. A further description of our responsibilities for the audit of the financial report is located at the Auditing and Assurance Standards Board website at: http://www.auasb.gov.au/auditors_responsibilities/ar1.pdf. This description forms part of our auditor's report. Report on the remuneration report Our opinion on the remuneration report We have audited the remuneration report included in pages 12 to 22 of the directors’ report for the year ended 30 June 2019. In our opinion, the remuneration report of Genetic Technologies Limited for the year ended 30 June 2019 complies with section 300A of the Corporations Act 2001. Responsibilities The directors of the Company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards. PricewaterhouseCoopers Jon Roberts Partner Melbourne 30 September 2019

Genetic Technologies Limited (ASX:GTG)

Shareholder Information

The shareholder information set out below was applicable as at 30 September.

A. Distribution of equity securities

Analysis of numbers of equity security holders by size of holding:

Holding	No. of holders	Shares
1 - 1000	305	167,240
1,001 - 5,000	673	1,991,375
5,001 - 10,000	373	3,071,408
10,001 - 100,000	1,731	91,057,277
100,001 and over	1,260	2,841,846,843
	4,342	**2,938,134,143**

There were 2,812 holders of less than a marketable parcel of ordinary shares.

B. Equity security holders

Twenty largest quoted equity security holders

The names of the twenty largest holders of quoted equity securities are listed below:

Name	Ordinary shares	
	Number held	% of issued shares
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	1,668,081,879	56.77
MR JIMMY THOMAS + MS IVY RUTH PONNIAH <THOMAS SUPER FUND A/C>	177,920,014	6.06
KENTGROVE CAPITAL PTY LTD <KENTGROVE CAPITAL GROWTH A/C>	100,001,206	3.40
MR WARWICK WRIGHT	20,000,000	0.68
BNP PARIBAS NOMINEES PTY LTD <IB AU NOMS RETAILCLIENT DRP>	18,205,996	0.62
MR LEI DA TAO	15,000,000	0.51
MR WARREN DWAYNE JONES	14,000,000	0.48
GASHADA INVESTMENTS PTY LTD <WEISS SUPERFUND A/C>	13,000,000	0.44
S H RAYBURN NOMINEES PTY LTD <S H RAYBURN SUPER FUND A/C>	12,000,000	0.41
S H RAYBURN NOMINEES PTY LTD	10,000,000	0.34
JGM INVESTMENT GROUP PTY LTD <THE MUCHNICKI FAMILY A/C>	9,400,000	0.32
TIKVA NOMINEES PTY LTD <TIKVA A/C>	9,000,000	0.31
MR DAVID JOHN O'NEILL	8,103,659	0.28
SECURITY & EQUITY RESOURCES	8,000,000	0.27
MR PAUL MCNAMARA	7,765,000	0.26
MERRILL LYNCH (AUSTRALIA) NOMINEES PTY LIMITED	7,764,080	0.26
WAKKO ENTERPRISES PTY LTD <L&S WAKEFIELD S/F A/C>	7,754,763	0.26
CITICORP NOMINEES PTY LIMITED	7,650,782	0.26
J P MORGAN NOMINEES AUSTRALIA PTY LIMITED	6,635,803	0.23
MR JERRY HUI KANG GAO	6,350,000	0.22
	2,126,633,182	**72.38**

73

Annual Report Unquoted equity securities Number on issue Number of holders Options issued under the employee share option plan to take up ordinary shares 33,000,000 14 Performance rights 15,000,000 3 The following holders have unquoted options each representing more than 20% of these securities:   Mr Richard Allman: 15,000,000 Kentgrove Capital Pty Ltd < Kentgrove Capital Growth A/C>: 12,500,000 C. Substantial holders Substantial holders in the company are set out below: Number held Percentage THE BANK OF NEW YORK MELLON CORPORATION AND ASSOCIATES 1,664,782,711 56.66% MR JIMMY THOMAS + MS IVY RUTH PONNIAH <THOMAS SUPER FUND A/C> 177,774,013 6.05% D. Voting rights The voting rights attaching to each class of equity securities are set out below: (a) Ordinary shares: On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote. (b) Options: No voting rights. 74

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